EXHIBIT 2

Management Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company’s documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

The Company is an international media company formed under the laws of Canada. In Canada, the Company owns and operates 16 broadcast television stations and several specialty cable channels – including Prime TV and 7 digital specialty channels, 10 metropolitan newspapers, the National Post – a daily Canadian national newspaper, and more than 20 non-daily publications. The Company also owns and operates New Zealand’s 3 and C4 television networks and CanWest Radio NZ and has a 57.1% economic interest in Australia’s Network TEN, which includes a wholly owned out-of-home advertising company, Eye Corp. The Company also has a 45% interest in the Republic of Ireland’s TV3, and a 29.9% equity interest in Northern Ireland’s UTV. In addition, the Company owns and operates CanWest Entertainment, an international film and television production and distribution operation.

In August, 2003, the Company’s wholly owned subsidiary refinanced $940 million of its existing senior secured credit facilities. The transaction involved refinancing of two of the existing term loans into a single loan at current market rates. The refinancing will achieve annual interest savings of approximately $8 million.

In July 2003, the Company sold, in a private transaction, its holdings of more than 2 million shares of SBS Broadcasting S.A. The transaction, part of a program to divest of non-core assets, netted the Company $44 million which was used to reduce corporate debt and resulted in an investment loss of $11 million.

In May 2003, the Company’s wholly owned subsidiary, Global Communications Ltd., was awarded a radio broadcast licence by the Canadian Radio-television and Telecommunications Commission (CRTC) for an FM station in the Kitchener-Waterloo region of Ontario. The radio licence is the second awarded to CanWest in Canada. The new station, scheduled to go on the air in early 2004 joins Cool FM in Winnipeg, which successfully launched in February 2003.

In April 2003, the Company’s subsidiary CanWest Media Inc. completed a private placement of $295 million in unsecured senior notes at a coupon interest rate of 7 5/8% per annum with a ten-year term. The proceeds from the sale were used to retire a portion of the outstanding Hollinger notes which will result in annual interest savings of approximately $12 million.

In February 2003, CanWest completed the sale of a number of its smaller daily and community newspapers and related assets in Southern Ontario to Osprey Media Group Inc. (“Osprey Media”) for $194 million, resulting in an investment gain of $21 million. The sale was the continuation of the Company’s efforts to divest itself of non-core assets. The sale included such papers as the St. Catharines Standard, the Brantford Expositor and the Welland Tribune.

In December 2002, the Company redeemed all of its outstanding Series 2 Preference Shares for cash consideration of $57.7 million. The Series 2 Preference Shares were issued in May 2001 on the amalgamation of certain subsidiaries of CanWest.

In August 2002, the Company’s Australian operating unit, Network TEN, purchased the remaining 40% of Eye Corp, Australia’s leading out-of-home advertising company, for aggregate cash consideration of approximately A$10 million.

In August 2002, CanWest sold 10 small-to-medium market daily newspapers – as well as certain community papers in Atlantic Canada and Saskatchewan – to G.T.C. Transcontinental Group Ltd. (“GTC”) for aggregate cash consideration of approximately $257 million.

In March 2002, the Company completed the purchase of the 50% of the National Post it did not already own for nominal consideration in the form of cash and agreements and undertakings.

In October 2001, the Company sold its interest in television station CKVU (Vancouver) for cash proceeds of approximately $133 million. In September 2001, the Company sold its 70% interest in television station CFCF (Montreal) for cash proceeds of $87 million. In August 2001, the Company sold its 50% interest in the ROBTv specialty cable channel for cash proceeds of $30 million.

TRENDS

The Company has historically derived more than 70% of its revenue from advertising in Canada. For that reason, the Company’s results typically reflect overall activity in the economy. Advertising markets in North America and throughout the world recovered in the second half of fiscal 2002 and continued to improve through fiscal 2003. The impact of the war in Iraq, which overtook normal television schedules for several days during the third quarter and the effects of the Severe Acute Respiratory Syndrome (SARS) on the travel and tourism sector, particularly in Toronto, was temporary, and advertising markets strengthened in the fourth quarter.

Looking forward to fiscal 2004, the positive momentum in advertising markets for Canadian newspapers experienced in fiscal 2003 is expected to continue. For Canadian television, after a strong up front market, the television advertising market in Canada appears to have softened as we move into the first quarter of fiscal 2004. Beyond the first quarter, the outlook is more positive as current bookings are tracking with the prior year and the Company anticipates further strengthening of its program schedule in the marketplace.

In the production and distribution of programming, international markets continue to be a challenge as European broadcasters turn away from North American programming. CanWest has responded with significant changes in strategy at its program and distribution operation, which has been refocused to concentrate on the North American market, particularly in meeting the requirements of the Company’s own broadcast operations.

Internationally, advertising markets, particularly in Australia and New Zealand, continue to be very strong and are expected to contribute to further growth in our results for our broadcasting operations in those markets.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The consolidated financial statements include the Company’s accounts and the accounts of its subsidiary companies.

The Company’s operating segments include television and radio broadcasting, entertainment, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and the Cool FM radio station. The Australian Television segment includes the Company’s 57.1% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia’s TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including 10 metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The Entertainment segment includes the operation of CanWest Entertainment, a producer and distributor of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally networked radio brands and 27 local radio stations including the More FM stations. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor advertising segment includes the Company’s economic interest in EyeCorp, an out-of-home advertising operation which is wholly owned by the TEN Group Pty Limited. The Corporate and Other segment includes various investments in media operations including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”).

The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company’s interest in the net earnings (before interest on subordinated debentures) of Network TEN is included in the Company’s consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by any interest on subordinated debentures and dividends received by the Company.

In fiscal 2001, the Company accounted for its interest in the National Post using the equity method. In September 2001, the Company assumed control of the National Post and, thereafter, consolidated its interest in the National Post.

The preparation of financial statements in accordance with Canadian GAAP requires the use of estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates.

On an ongoing basis, management evaluates its estimates, including those related to allowances for doubtful accounts, broadcast rights, investments in films and television programs, useful lives of property plant and equipment, carrying values of intangibles and goodwill, carrying values of investments, accrued liabilities, contingent liabilities, income taxes, employee future benefits, and the fair value of financial instruments. The estimates noted herein are the most subjective and therefore could have a material effect upon our reported results.

Goodwill and intangible assets

We operate in highly competitive markets. We have estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long term changes in these factors could result in material impairment of the value and life of intangible assets and goodwill.

As at August 31, 2003 we had $1,094 million of intangibles and $2,456 million of goodwill on our balance sheet.

In performing the annual impairment testing of goodwill and intangibles, we make a number of assumptions and estimates in applying a fair value test. The fair value definition used is the amount at which an asset could be bought or sold in a current transaction between willing parties. Valuation techniques used for reporting units include either a market approach or a discounted cash flow (“DCF”) approach. The market approach is used where comparable public market data is available, or we have bona fide offers for assets. The projections used in the DCFs represent operating managements’ best estimates of expected future operating results of the reporting units for the first three years and an extrapolation based on aggregate economic factors such as gross domestic product growth rates and inflation, for the final two years of the forecast period.

Precedent transactions involving comparable companies and market statistics for comparable companies are used to select appropriate terminal multiples. In addition, we consider the expected risk-free and other rates of return, general economic conditions, historical and forecasted operating results, and valuations prepared by third parties. The discount rates used are based on the weighted average costs of capital using the capital pricing model and adjusting for the size of the local reporting unit, local tax rates and risk profile.

Had we used different assumptions or valuation techniques in performing the impairment testing at August 31, 2003, the carrying value of intangibles and goodwill may have been different. The Company considers the assumptions and techniques used to be reasonable.

Revenue Recognition and Allowance for Doubtful Accounts

Approximately 70% of our revenue is derived from the sale of advertising. Advertising revenue, net of agency commissions, is recognized at the time a television or radio commercial is broadcast, or at the time the publication is delivered.

Circulation revenue is recognized when the publication is delivered. Circulation revenue includes sales to retail distributors that are subject to returns. We record the retail sales upon delivery, net of estimated returns. The estimates are based on historical return rates and are revised as necessary based on actual returns realized. Subscription revenue is recorded straight line over the term of the subscription.

Our allowance for doubtful accounts represents an estimate of amounts that may not be collectible. At August 31, 2003, our allowance was $15 million and our bad debts expense for that year was $6 million. The allowance is estimated based on historical collection experience, continual review of aging categories and the specific identification of customers at risk.

Income taxes

Income taxes were $3 million for the year ended August 31, 2003. Future tax assets were $107 million, while future tax liabilities were $493 million at August 31, 2003 (see note 14 to the consolidated financial statements).

Management uses judgment and estimates in determining the appropriate rates and amounts to record future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or reviews by tax authorities.

Investment in film and television program rights

At August 31, 2003, we had $111 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding liability are recorded when the licence period begins and the programs are available for air. Program rights are carried at the lower of unamortized cost and estimated net recoverable value based on discounted future cash flows. Most of our foreign programming is acquired on a “pay for play” basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights.

As at August 31, 2003, we had investments in film and television program rights of $243 million. Investment in film and television programs represents the unamortized costs of film and television programs that have been produced by the Company or for which the Company has acquired program rights.

The Company estimates ultimate future revenue for each title to determine amortization and fair value. Amortization is recorded based on the ratio that current revenue bears to management’s estimate of ultimate revenue for the title. Valuation of film and television programs is reviewed on a title by title basis. When an event or change in circumstance indicates that the fair value of a film or program is less than its unamortized cost, the fair value is determined based on the discounted future cash flow. A writedown is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value.

OPERATING RESULTS

Fiscal 2003 Compared to Fiscal 2002

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a recognized measure of financial performance under Canadian GAAP. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company’s various leverage covenants. EBITDA also provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income or net earnings determined in accordance with GAAP as an indicator of the Company’s performance. The Company’s method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

The following is a table of segmented results for the years ended August 31, 2003 and August 31, 2002 including a reconciliation of operating income before amortization (EBITDA) to operating income:

			Segment operating profit
	Revenue		(EBITDA)		Amortization		Operating income

	2003	2002	2003	2002	2003	2002	2003	2002
	$000	$000	$000	$000	$000	$000	$000	$000
Operating Segments
Television
Canada	728,318	691,888	220,099	190,752	25,363	25,924	194,736	164,828
Australia-Network TEN(1)	336,362	281,427	106,975	81,782	6,573	5,808	100,402	75,974
New Zealand	95,752	69,079	10,095	(1,938)	3,408	2,541	6,687	(4,479)
Ireland	32,490	28,317	9,729	7,654	2,249	1,869	7,480	5,785

	1,192,922	1,070,711	346,898	278,250	37,593	36,142	309,305	242,108
Publishing and Online – Canada	1,164,012	1,270,335	258,496	285,027	56,349	62,488	202,147	222,539
Radio - New Zealand	73,400	60,724	20,751	16,361	2,336	2,086	18,415	14,275
Entertainment-Canada	184,344	152,439	(34,524)	(743)	1,362	505	(35,886)	(1,248)
Outdoor-Australia(1)	36,656	38,074	2,560	874	2,782	2,891	(222)	(2,017)

	2,651,334	2,592,283	594,181	579,769	100,422	104,112	493,759	475,657
Corporate expenses	—	—	(23,213)	(26,807)	5,570	3,411	(28,783)	(30,218)

	2,651,334	2,592,283	570,968	552,962	105,992	107,523	464,976	445,439
Restructuring and film and television impairment expense(2)	—	—	(53,087)	—	—	—	(53,087)	—

Total Combined	2,651,334	2,592,283	517,881	552,962	105,992	107,523	411,889	445,439
Elimination of equity accounted affiliates(1)	(373,018)	(319,500)	(99,219)	(82,656)	(9,355)	(8,699)	(89,864)	(73,957)

Total Consolidated	2,278,316	2,272,783	418,662	470,306	96,637	98,824	322,025	371,482

(1) Represents the Company’s proportionate interest in Network TEN and its wholly owned subsidiaries.

(2) Includes Network TEN film and television impairment charges of $10,316, Entertainment film and television impairment charges of $22,748 and Canadian media and film restructuring charges of $20,023.

The following discussion is based on the Company’s consolidated results for the year ended August 31, 2003. Comparisons with the prior year’s results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, accordingly, the Company provides certain pro forma comparatives. Pro forma revenue, EBITDA and operating income for fiscal 2002 exclude the results of newspaper publishing interests in Saskatchewan and Atlantic Canada sold to GTC in August 2002 and exclude the results of the newspaper properties sold to Osprey Media in February 2003 for the period from February 16, 2002 to August 31, 2002.

			Operating
	Revenue	EBITDA	income
	$000	$000	$000
For the year ended August 31, 2002
As reported	2,272,783	470,306	371,482
Newspaper publishing properties sold	(141,807)	(42,721)	(39,167)

Pro forma	2,130,976	427,585	332,315

The Company reported consolidated revenues of $2,278 million for the year ended August 31, 2003, an increase of $6 million from the actual revenues reported for the previous year and an increase of $147 million from pro forma revenues of $2,131 million. Revenues for 2003 reflect solid increases in Canadian television and Publishing revenues, as well as New Zealand broadcasting operations.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $57 million to $1,860 million. On a pro forma basis, operating expenses increased $156 million, or 9% from $1,703 million in the previous year, reflecting expense increases in Entertainment and Publishing and Online expenses, as well as restructuring and film and television program impairment expenses.

Consolidated EBITDA decreased by 11% to $419 million from $470 million last year. Compared to last year on a pro forma basis, EBITDA decreased by 2% from $428 million last year. Substantial increases at broadcast operations in Canada, New Zealand, and Ireland as well as in publishing and online operations were more than offset by increased losses at Entertainment and restructuring and film and television program impairment expenses.

Revenues from Canadian Television Broadcast operations were up by 5% to $728 million from $692 million recorded in the previous year. Revenues at conventional television operations and at Prime, the Company’s top-rated analog specialty channel, increased by 5% in fiscal 2003 compared to fiscal 2002.

The Company’s six digital specialty channels saw revenues double to $9 million in their second full year of operation. CanWest’s portfolio of digital channels continue to perform well relative to their peers, steadily gaining subscribers. Subsequent to year-end the Company launched a seventh channel, CoolTV.

Global Television’s news operations continue to increase viewer support across Canada and new programming was launched in fiscal 2003. Canadian audiences continue to support Global National with Kevin Newman, increasing audience share by 17% over the summer period compared to the same period last year, the largest such increase by a national news program. Global Sunday continues to be one of the highest ranked Canadian current affairs programs.

Operating expenses (including selling, general and administrative expenses) at Canadian Television Broadcast operations increased by 1% to $508 million dollars, compared to $501 million in fiscal 2002. Operating expenses were well controlled. The increase reflects nominal inflationary increases and costs related to the start up of Cool FM. Programming expenses were consistent with the previous year.

As a result of revenue increases and expense control Canadian television broadcast EBITDA increased 15% to $220 million and operating income increased 18% to $195 million in fiscal 2003 as compared to 2002.

Publishing and Online revenues for fiscal 2003, including the National Post, were $1,164 million, an increase of 3% from the pro forma revenues of $1,129 million for the previous year, on a same paper basis. Newspaper advertising was bolstered by robust activity in the automotive and technology sectors through the second half of the fiscal year. Advertising and circulation comprise 79% and 18%, respectively, of the Company’s newspaper revenues for 2003, consistent with the prior year.

Compared to last year, on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company’s publishing and online operations increased slightly to $906 million from $886 million on a pro forma basis. This reflects normal cost escalations, particularly payroll and moderate increases in the price of newsprint.

The Company’s online operations achieved a significant improvement in fiscal 2003 and for the first time recorded positive EBITDA of just under $1 million, compared to EBITDA losses of $4.5 million the previous year. The Online properties are now more closely aligned with other media properties and are contributing to overall profitability.

In February, 2003, CanWest completed the sale of a number of smaller market daily, weekly and shopper publications and related assets in Southern Ontario to Osprey Media for $193.5 million resulting in an investment gain of $21.3 million. The sale, which followed a similar divestiture of community papers in 2002, was the continuation of a strategy by the Company to divest of assets not central to its multi-platform sales, content and promotion strategy.

Revenue from the Entertainment segment increased by 21% to $184 million from $152 million recorded the previous year. Operating expenses at Entertainment increased to $219 million from $153 million the previous year, resulting in operating loss of $36 million compared to a loss of $1 million in the previous year. Weak demand for television programming in Europe continued through fiscal 2003 which negatively affected distribution revenues. The weak demand has had the additional effect of decreasing future revenue estimates which has significantly reduced the profit margin recognized on sales. The Company began addressing the situation by restructuring Entertainment to concentrate more on programming for the North American market and CanWest broadcasting properties in particular.

CanWest’s 45% share of revenues at TV3 in the Republic of Ireland increased 15% to $32 million from $28 million the previous year. CanWest’s share of TV3’s EBITDA was $10 million,

up from $8 million and operating income increased to $7 million from $6 million the previous year.

Revenues from television broadcast operations for New Zealand’s 3 and C4 television networks increased by 39% to $96 million for fiscal 2003 from $69 million the previous year. In local currency, revenues increased by 21% to NZ$121 million from NZ$100 million in 2002. EBITDA also improved, from an EBITDA loss of $2 million in fiscal 2002 to $10 million for the year ended August 31, 2003. Operating income increased to $7 million from a loss of $4 million the previous year. Results from New Zealand have been translated at an average exchange rate of $0.7957, an increase of 15% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming.

CanWest Radio New Zealand continued its steady performance, increasing revenues, EBITDA and operating income. Revenue grew by 21% to $73 million from $61 million the previous year. EBITDA grew by 27% to $21 million from $16 million in the previous year and operating income increased to $18 million from $14 million in fiscal 2002.

Corporate operating expenses decreased to $23 million from $27 million in fiscal 2002.

The Company recorded a restructuring charge of $20 million related to expenses associated with the restructuring of Canadian Media operations consisting of $14 million in employee severance, $3 million in lease termination costs and $2 million in costs related to discontinuing certain film and television projects. The restructuring charge affected the following operating segments: Canadian Broadcasting - $3 million, Publishing and Online - $9 million, Entertainment - $7 million and Corporate and Other - $1 million. In addition, the Company recorded a $23 million charge, reflecting the write down of certain of Entertainment’s investments in film and television programs to fair value.

Amortization of intangibles was $18 million in both 2003 and 2002. Amortization of property and equipment decreased to $72 million from $75 million reflecting the sale of community newspapers.

Financing costs were $364 million for the year ended August 2003, compared to $377 million in the previous year, reflecting the reduced level of debt as well as reduced interest rates achieved through refinancing of debt.

In 2003, the Company had investment gains of $9 million, primarily as a result of the gain on sale of community newspapers of $21 million offset by the loss on the sale of SBS shares of $11 million. The Company recorded a $23 million loss equivalent to the fair value of interest rate swaps related to debt that was repaid during the year. Dividend income of $3 million from UTV is consistent with fiscal 2002.

The provision for income taxes was $3 million in 2003, compared to $7 million in fiscal 2002. The negative effective tax rate is primarily the result of losses for which tax recoveries were not recognized primarily at CanWest Entertainment.

The Company’s interest in earnings of Network TEN was $101 million in 2003 compared to a loss of $12 million in 2002. The Company’s share of EBITDA increased to $110 million for fiscal 2003 compared to $83 million in fiscal 2002. Earnings were affected by a number of one-time charges in both years. The Company’s share of one-time charges in fiscal 2003 included a charge of $10 million related to program inventory write-down, and a recovery of future taxes of $39 million as a result of new tax consolidation legislation in Australia. In fiscal 2002, one-time charges included an investment write down of $8 million, a charge for Eye Corp. goodwill impairment of $30 million and a charge related to the resolution of a taxation issue of $17 million. Results from TEN have been translated at an average rate of $0.8893, up 7% from the average rate of exchange in 2002. See detailed discussion of Network TEN herein.

Net earnings for the year were $46 million, or $0.22 per share, compared to $13 million, or $0.07 per share in 2002.

Fiscal 2002 Compared to Fiscal 2001

Our results were significantly impacted by acquisitions and divestitures in 2002 and 2001 including the following transactions:

•	the acquisition of publishing and online operations in November 2000;

•	the acquisition of the remaining shares of RadioWorks effective January 2001;

•	the reorganization of our interest in TV3 Ireland in March 2001;

•	the sale of CKVU in October 2001; and

•	the gain of effective control of the National Post in September, 2001, when we began consolidating its financial results.

The Company reported consolidated revenues of $2,273 million for the year ended August 31, 2002, an increase of $328 million from the actual revenues reported for the previous year. The increase in revenue was primarily attributable to the inclusion of twelve months of Publishing and Online results in 2002 compared to only nine and a half months in 2001, offset in part by a decrease in revenue as a result of the sale of CKVU and the restructuring of our interest in TV3 Ireland. On a same asset basis revenues decreased by $17 million reflecting solid increases in Canadian television revenues offset by decreased revenues in Publishing and Online and Entertainment.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $299 million to $1,802 million as a result of the inclusion of a full year of the Publishing and Online results.

EBIT increased $86 million to $371 million from $285 million in the previous year. $83 million of this increase resulted from the accounting policy change that discontinued the amortization of goodwill and indefinite life intangibles, the remainder is primarily the result of the inclusion of a full year of Publishing and Online results in 2002 compared to only nine and a half months in 2001.

Actual revenues from Canadian Television Broadcast operations were down slightly to $692 million from $701 million recorded in the previous year. This was due entirely to the sale of CKVU (Vancouver) effective August 31, 2001. On a same station basis, Canadian Television revenues increased by 9% compared to $633 million in fiscal 2001. Operating expenses increased by 5% to $493 million, compared to $472 million in fiscal 2001. On a same station basis, which excluded operating expenses associated with CKVU in the previous year, the increase in operating expenses was 16% compared to fiscal 2001. The year-over-year increase reflected higher programming costs arising from the affiliation of BCTV in Vancouver with the

Global Television Network, as well as substantial additional investment in programs designed to enhance future ratings performance.

In addition, as part of the CRTC approval, CanWest made substantial investments in local programming at the CH stations in Victoria and Hamilton, which included enhanced news programming and daytime programming. Operating expense increases in 2002 were offset by the discontinuation of amortization of indefinite life intangibles resulting in a decrease in amortization expense of $33.6 million. Operating income for Canadian Television Broadcast operations increased to $164.8 million in fiscal 2002 compared to $150.4 million in the prior year.

Revenues increased by 27% at Prime, the Company’s top-rated specialty cable channel, to $25 million from $19 million in fiscal 2001. The increase was attributable to a 44.9% increase in advertising sales revenue over the previous year, and an increase in the subscriber base of 6.6% over the previous year.

The Company launched six specialty digital channels in September 2001. Five of the new channels ranked in the top ten of the 47 new digital channels that went on air at that time. At the close of the fiscal year, the Company’s portfolio of Canadian digital channels had an aggregate of approximately 2,000,000 subscribers. Revenue from the specialty digital channels for the eight months following the end of the free preview period was $4 million, with expenses of $8 million, resulting in an EBIT loss of $4 million.

Publishing and Online revenues for fiscal 2002, including the National Post, were $1,270 million, an increase of $350 million from revenues of $920 million for the previous year. A 6% decline in revenue was offset by an increase attributable to the inclusion of an additional two and a half months of operations for the publishing properties as well as the inclusion of National Post operations effective September 1, 2001. Newspaper revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and the lingering effects of a slowdown in overall advertising markets that began in April 2001. However, the decrease in advertising linage slowed and reversed through fiscal 2002. During the last four months of fiscal 2002, revenues were ahead of the corresponding months of the previous year. Consistent with the prior year, approximately 78% of newspaper revenues are derived from advertising, while circulation represents about 17% of the total.

Compared to last year, operating expenses (including selling, general and administrative expenses) of the Company’s newspaper operations increased by $270 million to $982 million as a result of the inclusion of a full year of operations for the publishing properties and the National Post, offset by expense reductions of $135 million. The reductions were the result of restructuring at the National Post and reduced manning at other newspapers, and an overall drop of 14% in average newsprint costs during the year. Operating costs include the start-up costs associated with the launch of the Reach Canada customer contact centre in Winnipeg which receives customer service calls for all major newspapers in the group. Operating income for the publishing group increased by $101 million or 81%, to $226 million from $125 million in the prior year. This increase is the result of the inclusion of a full year of operations of the newspaper group as compared to nine and a half months the prior year, as well as the discontinuation of amortization of goodwill and indefinite life intangibles.

In August 2002, the Company sold a number of newspapers and related assets to GTC for aggregate cash proceeds of $257 million. These newspapers, which included eleven smaller market daily papers and certain community papers in Atlantic Canada and Saskatchewan, were not central to the Company’s multi-platform sales, content and promotion strategy. The newspapers and related assets included in the transaction generated approximately $94 million in revenue and $27 million in operating income in fiscal 2002.

Revenue from Entertainment decreased to $157 million from $182 million recorded the previous year. Operating expenses at Entertainment also declined to $158 million from $168 million the previous year, producing an EBIT loss of $1 million compared to an EBIT of $14 million in the previous year.

CanWest’s 45% share of revenues at TV3 in the Republic of Ireland increased 39% to $28 million from $20 million the previous year. CanWest’s share of TV3’s operating income was $6 million compared to a small operating loss in the previous year. Ratings were up 13% in prime time viewing hours, with an 18% growth in all-day ratings at TV3. Improved ratings for locally produced programming, as well as the inclusion of top-rated entertainment programming from Granada Media, contributed substantially to the continued growth at TV3.

Revenues from New Zealand Television operations in fiscal 2002 increased by 18% to $69 million from $58 million the previous year. In local currency revenues increased by 9% to NZ$100 million from NZ$92 million in 2001. Operating income also improved, from a loss of $14 million in fiscal 2001 to a loss of $4 million for the year ended August 31, 2002. Results from New Zealand have been translated at an average exchange rate of $0.6910, an increase of 8% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming.

3 Television Network gained two points in ad market share to 25% compared to a 23% ad market share in the previous fiscal year. In the last quarter of the year, TV3 achieved the highest share in Auckland, New Zealand’s largest city, with an audience market share of 32%.

CanWest Radio in New Zealand continued to make steady progress, increasing both its revenues and operating profit. Operating profit grew by 50% to $14 million from $10 million in the previous year on revenues of $61 million. It recorded operating expenses of $44 million, a 4% reduction in costs from the previous year.

Financing costs were $377 million for the year ended August 31, 2002, compared to $357 million in the previous year. The increase reflects a full twelve months of financing costs related to the acquisition of the Publishing properties which occurred late in the first quarter of last year, resulting in only nine and one-half months of the carrying cost associated with the acquisition, partially offset by reduced interest rates and debt repayments in 2002.

Amortization of intangibles and goodwill was reduced to $18 million in 2002, compared to $90 million in the previous year as a result of the adoption of the new accounting policy under which goodwill and indefinite life intangibles are no longer amortized. Amortization of property and equipment increased to $75 million from $61 million as a result of the acquisition of the publishing properties.

In 2002, the Company had investment gains, net of losses on write down of investments, of $32 million. This is comprised of a gain of the sale of CKVU of $68 million, a gain on the sale of Atlantic Canada and Saskatchewan community newspapers of $49 million offset by write downs of $86 million as a result of non temporary declines in fair value of other investments. In the previous year, the net investment gain was $29 million.

The provision for income taxes was $7 million in 2002, compared to a tax recovery of $59 million in 2001. The effective tax rate of 24% is significantly lower than the Company’s statutory rate of 38%, primarily as a result of the non-taxable portion of gains. The previous year’s recovery included a future income tax recovery of $71 million due to reductions in federal and provincial income tax rates enacted during 2001.

In 2002, the Company recorded a recovery from minority interest of $4 million, compared to a charge of $3 million in the prior year. In 2002, the credit is related to the minority interest in the National Post from September 1, 2001 to March 2002. In the prior year the charge related to the minority interest in RadioWorks to January 2001.

The Company’s interest in the loss of Network TEN for the year was $12 million, compared to income of $53 million the previous year. The Company’s share of earnings before TEN’s investment losses and write downs was $44 million in 2002, compared to $37 million in 2001, a $7 million, or 19% increase. In 2002, our share of TEN’s non-recurring charges included a one-time income tax settlement of $17 million, a goodwill impairment loss related to Eye Corp. of $30 million, and a $9 million write down of investments to fair value. In the prior year, the Company’s share of non-recurring charges included gains on sale of investments of $29 million offset by a loss on the write down of the SCAPE investment of $13 million. Results from TEN have been translated at an average rate of $0.8311, up 4% from the average rate of exchange in 2001. See detailed discussion of Network TEN herein.

The Company’s interest in losses of equity accounted affiliates was $2 million for 2002, compared to $14 million in 2001. The 2001 loss is primarily comprised of the Company’s share of the National Post losses. In 2002, the National Post was consolidated.

The Company incurred a $1 million loss from currency translation, realized on distributions declared by Network TEN in 2002, compared to a $7 million loss in 2001.

Net earnings for the year were $13 million, or $0.07 per share, compared to $47 million, or $0.27 per share in 2001. Adjusted earnings for 2001, excluding the amortization of goodwill and indefinite life intangibles, were $117 million or $0.68 per share.

Consolidated Quarterly Financial Results
For the three month periods ended (in thousands of dollars, except as noted)
(unaudited)

2003

	31-Aug	31-May	28-Feb	30-Nov
Revenue	520,301	593,212	531,240	633,563
Operating profit before amortization (EBITDA)	17,443	128,828	95,888	176,503
Amortization of intangibles	4,375	4,375	4,375	4,375
Amortization of property, plant, and equipment and other	18,855	18,732	20,957	20,593
Interest in earnings (loss) of TEN	52,250	12,428	10,884	25,777
Net earnings (loss)	(44,712)	12,484	9,881	68,435
Cash flow from operations [1]	(36,640)	58,884	71,758	100,864
Cash flow from operating activities	93,052	64,338	171,359	(100,959)
Net earnings (loss) per share
Basic	($0.25)	$0.07	$0.01	$0.39
Diluted	($0.25)	$0.07	$0.01	$0.36

2002

	31-Aug	31-May	28-Feb	30-Nov
Revenue	484,059	617,014	529,130	642,580
Operating profit before amortization (EBITDA)	52,512	154,829	91,875	171,090
Amortization of intangibles	4,375	4,375	4,375	4,375
Amortization of property, plant and equipment and other	21,129	20,793	20,580	18,822
Interest in earnings (loss) of TEN	(34,003)	7,989	(5,243)	19,442
Net earnings (loss)	(104,144)	30,688	(21,660)	108,134
Cash flow from operations [1]	24,673	80,354	99,388	79,761
Cash flow from operating activities	82,273	38,547	141,431	(102,660)
Net earnings (loss) per share
Basic	($0.59)	$0.17	($0.12)	$0.61
Diluted	($0.59)	$0.17	($0.12)	$0.60

There were no extraordinary items reported in the last eight quarters.

1 Before changes in non-cash operating accounts and amortization of and investment in film and television programs. This is a non-GAAP measure which is utilized by management as an alternative to the GAAP measure.

Liquidity and Capital Resources

Cash flow from operations before changes in non-cash working capital and investment in and amortization and impairment of investment in film and television programs was $195 million for the year ended August 31, 2003, compared to $284 million for the previous year. Amortization and impairment of film and television programs at Entertainment exceed investments in film and television programs by $42 million during 2003, compared to a net investment of $63 million in fiscal 2002. Cash flow from operating activities for fiscal 2003 was $228 million compared to $160 million in the previous year.

Distributions of $33 million from Network TEN were included in cash flow from operations in 2003, compared to $61 million in 2002. In fiscal 2004 the Company expects to receive approximately $99 million in distributions from Network TEN.

Cash and short-term investments were $122 million at August 31, 2003, compared to $61 million as of August 31, 2002. Subsequent to August 31, 2003, $90 million was applied to reduce outstanding debt.

Capital expenditures were $39 million for the year ended August 31, 2003, compared to $53 million for the previous fiscal year. Capital spending in 2003 was primarily related to regular replacement of capital assets.

Proceeds from the sale of community newspapers were $193.5 million in 2003 compared to proceeds from divestitures and the sale of investments of $477 million in 2002, which included CFCF and CKVU and certain newspapers.

Long-term debt, including the current portion, decreased $195 million during the year ended August 31, 2003 to $3,315 million. The Company made principal payments during 2003 of $678 million, offset by the issuance of $295 million in senior unsecured notes and the issuance of $80 million in debt by Entertainment. In addition, the Company issued junior subordinated notes in the amount of $110 million in satisfaction of payment-in-kind interest.

The total credit available under the Company’s senior credit facility is $1,769 million, of which the Company had drawn approximately $1,417 million as of August 31, 2003. The facility includes revolving and non-revolving tranches with terms ranging from 3 to 6.5 years. The senior secured credit facility is collateralized by substantially all assets of the Company. Scheduled repayments of the Company’s senior secured credit facility amount to $38 million in fiscal 2004. In addition, the Company has outstanding $709 million in senior subordinated notes, guaranteed by certain subsidiaries, maturing in 2011 and $295 million in senior unsecured notes maturing in 2013.

Total leverage under the Company’s senior secured credit facility was 4.91 times cash flow for debt covenant purposes for the year ended August 31, 2003 (2002 - 5.25 times), compared to a covenant of 5.75 times.

The Company has entered into currency and interest rate swaps with certain lenders under its indebtedness. The average cost of debt, including junior subordinated notes, after taking into account other financial instruments in place, was 9.5%. As a result of debt repayment the Company’s notional value of swaps exceeded its debt, a loss of $23 million, equivalent to the fair value of the overhanging swap was realized in earnings in fiscal 2003. Unrealized losses associated with the Company’s interest rate and cross currency interest rate swaps amounted to $334 million. Unrealized gains related to foreign exchange on US denominated debt amounted to $194 million as at August 31, 2003.

At August 31, 2003 the junior subordinated notes payable were $783 million. These notes bear interest at 12 1/8% and mature in 2010. At the Company’s option, interest payments to November 2005 may be paid in cash, by the issuance of additional notes or, subject to conditions, by the issuance of non-voting shares of the Company.

During 2003, CanWest Entertainment secured a stand-alone credit facility with a syndicate of lenders. This facility was used to repay existing debt financing and to finance future growth. The facility is a three year revolving facility secured by certain assets of Fireworks Entertainment Inc. The loan bears interest at floating rates of LIBOR plus a margin. Availability under this US$85 million facility is based on acceptable receivables. As at August 31, 2003, the total US$58 million availability was utilized. The facility contains profitability and financial ratio covenants, certain of which were not met at August 31, 2003 and accordingly, the debt has been classified as current. Fireworks is negotiating with its lenders to receive the necessary covenant amendments and waivers. As well, in order for Fireworks bank debt to remain within acceptable limits, the Company may be required to provide additional financial support to Fireworks over the course of the next fiscal year.

The Company’s primary market risk exposures are interest rate and currency exchange rate risk. The Company is exposed to interest rate risk and currency exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. The Company uses interest rate swaps to manage the proportion of total debt that is subject to variable interest rates. Cross-currency swaps are used to hedge the currency exposure on debt originally issued in U.S. dollars. The Company does not enter into any derivatives for trading purposes.

The Company has limited the currency exposure on its US dollar denominated debt to US$42 million, and has fixed the interest rate for its senior debt by entering into a combination of cross-currency swaps and interest rate swaps. The Company’s US$425 million senior subordinated notes and US$200 million senior unsecured notes have been swapped to floating interest rates.

In addition to foreign exchange rate risk on foreign currency denominated debt, the Company is also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of the Company’s foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. The Company translates the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. The Company recognizes deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. The Company’s primary currency exposure is to variations in the Australian and New Zealand dollars relative to the Canadian dollar as a result of its investments in Network TEN and its New Zealand television and radio operations. Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates other than to hedge exposure on its debt issued in U.S. dollars as discussed above.

Based on current operations, the Company believes that cash flow from operations, together with available borrowing capacity under the senior credit facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest and principal payments.

Although the Company has no current undertakings or agreements with respect to material acquisitions or investments, from time to time potential acquisitions and investments are evaluated and, to the extent permitted by the terms of senior debt instruments, the Company may make such acquisitions or investments should attractive opportunities arise. The Company expects that the funding for any such acquisitions or investments would come from working capital, borrowing under the senior secured credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these options.

Contractual Obligations and Commitments

The Company’s obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2003 are summarized below.

	Payments due by period

		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years
	$000	$000	$000	$000	$000
Long term debt	3,314,697	147,386	104,185	171,639	2,891,487
Operating leases	181,111	31,165	55,443	41,453	53,050
Purchase obligations(1)	387,600	324,600	45,000	15,000	3,000
Other long term liabilities	150,190	—	55,400	42,000	52,790

Total	4,033,598	503,151	260,028	270,092	3,000,327

(1)Purchase obligations represent an estimate of the Company’s contractual commitments to purchase broadcast rights and to make investments in film and television programs.

NETWORK TEN

The Company has a 57.1% economic interest in Network TEN, one of Australia’s three private sector owned national television broadcast networks. While Network TEN’s results are not consolidated into the Company’s financial statements, the Company receives interest payments under Network TEN’s outstanding subordinated debentures, all of which are owned by the Company and dividend payments in respect of the Network TEN shares owned by the Company.

Set forth below is a discussion of Network TEN’s results of operations without giving effect to the Company’s proportionate interest in Network TEN.

Fiscal 2003 Compared to Fiscal 2002

Network TEN television operations in Australia reported the second consecutive record year in terms of revenues and operating profit after significant ratings gains for its prime time schedule in both its target demographic of 16-39 year olds and significant gains related to TEN’s successful acquisition of key sports properties. Total revenues increased by 13% to A$661 million, from A$587 million the previous year.

Operating expenses of the Australian television operation increased by A$34 million, or 8%, to A$450 million for the year ended August 31, 2003, from A$416 million in the same period in the previous year. The increase reflected the investment in a winning program strategy that included sports programming with wide audience appeal, such as the Australian Football League games, including the AFL Grand Final.

EBITDA at the broadcasting operations increased by A$39 million, or 23%, to A$211 million for the year ended August 31, 2003, from A$172 million for the same period in the previous year. Revenues from Eye Corp., TEN’s out-of-home operation, decreased by A$8 million, or 10%, to A$72 million for the year ended August 31, 2003, from A$80 million the previous year.

Operating expenses at Eye Corp. decreased by 14% to A$67 million, from A$78 million the previous. EBITDA of Eye Corp. increased to A$5 million from A$2 million the previous year.

In 2003, Network TEN recorded an A$20 million write down of program inventory to fair value.

Financing expenses, excluding interest in respect of subordinated debentures, was A$27 million in 2002 and 2003.

Network TEN recorded an income tax recovery of A$44 million in 2003, compared to an income tax provision of A$71 million in 2002. The current year’s recovery resulted from the introduction of a new tax consolidation regime in Australia and the consequent impact on future income taxes.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, increased to A$194 million for the year ended August 31, 2003, from a loss of A$23 million in the previous year.

Fiscal 2002 Compared to Fiscal 2001

Network TEN television operations in Australia reported a record year in terms of revenues after significant ratings gains for its prime time schedule in both its target demographic of 16-39 year olds and other audience categories. Total revenues increased by 16% to A$587 million, from A$506 million the previous year. This included a record fourth quarter for the television operations of the Company.

Operating expenses of the Australian television operation increased by A$60 million, or 17%, to A$416 million for the year ended August 31, 2002, from A$356 million in the same period in the previous year. The increase reflected the investment in a winning program strategy that included the most watched Australian program, Big Brother, and sports programming with wide audience appeal, such as the AFL games.

EBITDA increased by A$22 million, or 15%, to A$172 million for the year ended August 31, 2002, from A$150 million for the same period in the previous year. Revenues from Eye Corp., TEN’s out-of-home operation, increased by A$30 million, or 59%, to A$80 million for the year ended August 31, 2002, from A$50 million the previous year, which included only eight months of Eye Corp. results.

Operating expenses at Eye Corp. increased by 67% to A$78 million, from A$47 million the previous year due to the inclusion of a full year of Eye Corp. results in 2002 compared to eight months in 2001.

EBITDA of Eye Corp. decreased to A$2 million from A$4 million the previous year.

Shortly before the end of the fiscal year, Network TEN acquired the remaining 40% of Eye Corp. for A$10 million.

In 2002, Network TEN recorded an investment loss of A$20 million related to the write down of other investments to fair value. In 2001, Network TEN had a net investment income of A$35 million.

In 2002, Network TEN recognized a goodwill impairment loss of A$168 million related to its investment in Eye Corp. A$102 million was recorded as a charge against opening retained earnings, and A$66 million charged against 2002 earnings. The decline in fair value was attributable to weaknesses in the out-of-home advertising market and to certain operational issues. Financing expenses, excluding interest in respect of subordinated debentures, increased to A$27 million from A$18 million in the previous year, reflecting higher debt levels.

Income tax expense increased to A$71 million in 2002, compared to A$24 million in 2001 as a result of increased taxable income, as well as the A$36 million settlement of a dispute with the Australian Tax Office.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, decreased to a loss of A$23 million for the year ended August 31, 2002, from earnings of A$123 million in the previous year.

REGULATORY STRUCTURE

Television broadcasting is a regulated industry in each of the countries in which CanWest operates. Depending upon the jurisdiction, the Company must meet varying requirements in respect of programming and advertising. All of the broadcasting licences held by the Company are in good standing and the Company is confident of its ability to continue to satisfy the conditions of licence of its various broadcast undertakings. In 2001, the Canadian conventional television licences were renewed for a further seven years, the maximum permitted term.

OUTLOOK

All CanWest television operations have shown considerable strength through the end of fiscal 2003. This positive trend should continue as economic indicators in the respective economies of Canada, Australia and New Zealand show positive growth, particularly in relation to the U.S. market.

In Canada, however, after a strong up front market, television revenues have softened and revenues for the first half of 2004 will be below last year. The shortfall, in part, is attributable to delays in new product launches and a program schedule with a number of new offerings. The outlook for the balance of the year is more positive with revenue bookings tracking with the prior year.

Internationally, continued strengthening of individual currencies will serve to increase the contribution above the already strong domestic results.

In Canada, the continued implementation of a more aggressive domestic programming strategy is expected by management to help boost long term profitability at conventional television. The signing of Kevin Newman to a new multi-year contract as executive editor and anchor of the nightly national news flagship has enabled Global National to sustain its strong competitive position in the Canadian news marketplace and continue to move closer to the traditional leaders. The recruitment of well-known comedian Mike Bullard to launch a national late night talk/variety show continues the trend of aggressively pursuing leading Canadian talent.

For Fiscal 2004, Global has concentrated on a strategy to refresh and renew its prime time schedule. Earlier this year, CanWest acquired 10 new dramas, 6 new sitcoms and 1 new reality series from top U.S. producers. The acquisitions brought 14 new hours of high quality primetime viewing to Canadians in the fall and will complement returning drama series such as 24 and Without A Trace that continue to gain popularity with viewers. In addition, the final season of Friends and Frasier have created must-see programming events around the series finales that will be the television events of the year.

The CRTC held a public hearing in June 2003 to hear an application from CanWest, among others, to disaffiliate its Red Deer, Alberta station, CKRD, from the Canadian Broadcasting Corporation and bring to Alberta the CH schedule currently seen throughout Ontario, Montreal, and the Greater Vancouver and Victoria BC markets. A favourable decision by the CRTC on the application, which was supported by the CBC, would increase the reach for CH to 75% of English speaking Canadians. The CRTC also heard an application from the Company for a new FM radio station for the Edmonton market. The Company’s digital specialty channels remained popular among viewers. Two of them, Lonestar and DejaView, remained among the most popular aged 24-54 in Canada. The other channels continue to rate in the top twenty among digital subscribers. Close to 3 million households now have access to CanWest’s digital channels, and advertisers are beginning to show an interest in the niche market opportunities provided by the new specialty channels. Subsequent to year-end, CanWest launched its seventh specialty service, CoolTV, dedicated to jazz music and the jazz lifestyle. The service which was added to the present offering with only small additional resources complements and enhances the Company’s jazz radio station CoolFM, which launched in February, 2003.

CanWest will add to its radio operations in early 2004 with the launch of The Beat, a contemporary urban station in the Kitchener-Waterloo region. The station which will reach out to the region’s underserved youth market will feature a mix of contemporary hits, hip-hop and rhythmic dance music.

CanWest’s newspaper operations in Canada continue to perform well. The automobile and technology sectors continue to remain strong and the financial sector, particularly the investment market, is expected to significantly increase its presence through newspaper advertising during the upcoming Canadian RRSP season. The absence of newspaper circulation growth remains a concern at metropolitan daily newspapers everywhere and CanWest’s properties are no exception. Nevertheless, various promotional campaigns generated increases in net paid circulation in CanWest dailies in Montreal, Calgary and Vancouver through fiscal 2003, and similar initiatives are in process at other locations. The cannibalization of newspaper subscribers accessing content online is also being addressed. The implementation of tiered access to newspapers online, including an innovative new product that allows subscribers complete access to an enhanced digital version of CanWest’s daily newspapers, is being rolled out across the country.

CanWest continues to pursue additional operational efficiencies and cost reductions at all of its operating units. The Company announced a major re-organization of the senior management of its Canadian media operations in January, 2003. The more integrated management structure has streamlined decision-making and enhanced the ability of the Company’s broadcast, publishing and interactive assets to work more closely together as complementary and mutually supportive media businesses. This re-organization was followed by the launch of the CanWest News Service and the Canadian News Desk, located in Winnipeg, but with journalist resources in Winnipeg and across Canada. CanWest consumers saw immediate benefits of increased depth and wider coverage of Canadian and international news on both television and in CanWest’s newspapers.

Differences Between Canadian GAAP and U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in Note 22 of Notes to the Consolidated Financial Statements for the years ended August 31, 2003 and August 31, 2002.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002

MANAGEMENT’S REPORT TO SHAREHOLDERS

The accompanying financial statements were prepared by the management of the Company, which is responsible for the integrity and objectivity of the information contained therein. The statements have been prepared by qualified personnel in accordance with policies and procedures established by management. The Company’s procedures and related internal control systems are designed to provide assurance that accounting records are reliable and to safeguard the Company’s assets.

In management’s opinion, the consolidated financial statements fairly reflect the financial position of the Company, the results of its operations and cash flow, and are prepared in accordance with generally accepted accounting principles.

In addition to the consolidated financial statements, management has prepared unaudited combined financial information, which includes the accounts of the Company’s investment in Network TEN on a proportionately consolidated basis, and which are supplementary to the consolidated financial statements. Management believes that the unaudited combined financial information provides additional meaningful information regarding the magnitude and impact of the Company’s investment in Network TEN.

PricewaterhouseCoopers LLP, as the Company’s external auditors, have audited the consolidated financial statements, and their report can be found on the following page. Their opinion is based upon an examination conducted in accordance with generally accepted auditing standards in Canada and a review of certain of the Company’s accounting policies and procedures and internal control systems. Based upon the evaluation of these systems, the external auditors conduct appropriate tests of the Company’s accounting records and obtain sufficient audit evidence to provide reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, none of the members of which are officers of the Company, meets at various times throughout the year and reviews the Company’s consolidated financial statements before recommending them to the Board of Directors for approval. It also reviews reports prepared by the external auditors of the Company on the Company’s accounting policies and procedures and internal control systems. The Audit Committee recommends the appointment of the Company’s external auditors, who are appointed annually by the Company’s shareholders.

/s/ John Maguire

JOHN MAGUIRE
CHIEF FINANCIAL OFFICER
OCTOBER 31, 2003

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place
Suite 2300
Winnipeg Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

Auditors’ Report

To the Shareholders of CanWest Global Communications Corp.

We have audited the consolidated balance sheets of CanWest Global Communications Corp. as at August 31, 2003 and August 31, 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and August 31, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Winnipeg, Canada
October 31, 2003

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2003	2002
	$000	$000
ASSETS
Current Assets
Cash	121,922	61,090
Accounts receivable	493,905	470,246
Distributions receivable from Network TEN	20,909	—
Income taxes recoverable	—	33,334
Inventory	14,509	19,836
Investment in film and television programs (note 5)	82,912	98,096
Future income taxes (note 14)	20,223	30,013
Other	11,173	13,726

	765,553	726,341
Investment in Network TEN (note 3)	55,546	4,494
Other investments (note 4)	113,022	162,361
Investment in film and television programs (note 5)	270,306	317,176
Property, plant and equipment (note 6)	640,032	679,224
Other assets	136,100	103,975
Intangible assets (note 8)	1,093,818	1,096,458
Goodwill (note 7)	2,455,618	2,610,051

	5,529,995	5,700,080

LIABILITIES
Current Liabilities
Accounts payable	108,689	164,988
Accrued liabilities (note 10)	203,325	227,104
Income taxes payable	24,459	—
Film and television program accounts payable	99,410	64,834
Deferred revenue	46,884	60,596
Future income taxes (note 14)	6,072	6,072
Current portion of long term debt	147,386	172,753

	636,225	696,347
Long term debt (note 9)	3,167,311	3,337,163
Other accrued liabilities	150,190	65,169
Future income taxes (note 14)	400,652	425,490

	4,354,378	4,524,169

Commitments, contingencies and guarantees (note 20)

SHAREHOLDERS’ EQUITY
Capital stock (note 11)	846,824	896,422
Contributed surplus	3,647	3,647
Retained earnings	355,792	317,376
Cumulative foreign currency translation adjustments (note 13)	(30,646)	(41,534)

	1,175,617	1,175,911

	5,529,995	5,700,080

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

Director	Director

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE YEARS ENDED AUGUST 31

	2003	2002
	$000	$000
Revenue	2,278,316	2,272,783
Operating expenses	1,257,836	1,244,263
Selling, general and administrative expenses	559,047	558,214
Restructuring and film and television program impairment expenses	42,771	—

	418,662	470,306
Amortization of intangibles	17,500	17,500
Amortization of property, plant and equipment	72,050	74,654
Other amortization	7,087	6,670

Operating income	322,025	371,482
Financing expenses	(363,518)	(376,632)
Dividend income	3,532	3,241

	(37,961)	(1,909)
Investment gains, losses and write-downs	9,240	32,043
Interest rate swap loss (note 9)	(23,015)	—

	(51,736)	30,134
Provision for income taxes (note 14)	3,105	7,108

Earnings (loss) before the following	(54,841)	23,026
Minority interests	—	4,330
Interest in earnings (loss) of Network TEN	101,339	(11,815)
Interest in loss of other equity accounted affiliates	(1,332)	(1,523)
Realized currency translation adjustments	922	(1,000)

Net earnings for the year	46,088	13,018

Net earnings per share (note 12):
Basic	$0.22	$0.07
Diluted	$0.22	$0.07

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED AUGUST 31

	2003	2002
	$000	$000
Retained earnings – beginning of year, as previously reported	317,376	475,053
Adjustment for adoption of new accounting pronouncements	—	(170,695)

Retained earnings – beginning of year, as adjusted	317,376	304,358
Excess of redemption price over carrying value of preferred shares (note 11)	(7,672)	—
Net earnings for the year	46,088	13,018

Retained earnings - end of year	355,792	317,376

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31

	2003	2002
	$000	$000
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the year	46,088	13,018
Items not affecting cash
Amortization	106,983	108,765
Interest paid in kind	108,385	105,790
Future income taxes	(20,423)	11,209
Interest in (earnings) loss of Network TEN	(101,339)	11,815
Interest in loss of other equity accounted affiliates	1,332	1,523
Minority interests	—	(4,330)
Realized currency translation adjustments	(922)	1,000
Interest rate swap loss	23,015	—
Investment gains, losses and write-downs	(9,240)	(32,043)
Pension expense	7,609	6,445
Distributions from Network TEN	33,378	60,984

	194,866	284,176
Investment in film and television programs	(172,743)	(194,619)
Amortization and impairment of film and television programs	214,879	132,033
Other changes in non-cash operating accounts (note 15)	(9,212)	(61,999)

Cash flows from operating activities	227,790	159,591

INVESTING ACTIVITIES
Other investments	(4,311)	(5,187)
Investment in broadcast licences	(2,325)	—
Proceeds from sale of other investments	45,605	87,000
Proceeds from divestitures	193,500	390,059
Purchase of property, plant and equipment	(38,555)	(53,338)

	193,914	418,534

FINANCING ACTIVITIES
Issuance of long term debt	374,758	3,255
Repayment of long term debt	(678,360)	(510,889)
Issuance of share capital	402	109
Preferred share redemption	(57,672)	—
Net change in bank loans and advances	—	(28,999)

	(360,872)	(536,524)

Net change in cash	60,832	41,601
Cash - beginning of year	61,090	19,489

Cash - end of year	121,922	61,090

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002

1.	SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, entertainment, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Global Prime, various other conventional and specialty channels and the Cool FM radio station. The Australian Television segment includes the Company’s 57.1% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia’s TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The Entertainment segment includes the operation of CanWest Entertainment, a producer and distributor of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally networked radio brands and 27 local radio stations including More FM stations. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor Advertising segment includes the Company’s economic interest in EyeCorp, an out-of-home advertising operation which is wholly owned by the TEN Group Pty Limited. The Corporate and Other segment includes various investments in media operations including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”).

The Company’s broadcast customer base is comprised primarily of large advertising agencies which place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 22.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company’s pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland.

Investments

The Company accounts for its investment in Network TEN, CF Television Inc. (to the date of its sale on September 12, 2001), mentv and Mystery using the equity method. Other investments are recorded at the lower of cost and net realizable value. A provision for loss in value of investments is made when a decline in value is considered other than temporary.

Investment in film and television program rights

(a) Broadcast rights

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

(b) Film and television programs

Investment in film and television programs represents the unamortized costs of film and television programs that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development, and acquired film and television program libraries. Costs of completed film and television programs include all production costs and capitalized interest, which are expected to be recovered from exploitation, exhibition or licencing. Film and television programs in progress represent the accumulated costs of productions that have not yet been completed by the Company. Acquired libraries are defined to include titles released at least three years prior to the date of acquisition by the Company.

Costs of film and television programs in development represent expenditures made on projects prior to production, including investments in scripts. Advances or contributions received from third parties to assist in development are deducted from these costs. Upon commencement of production, development costs are reclassified to investment in film and television programs. Development costs are written off at the earlier of when determined not to be recoverable and three years following the date incurred. Costs of advertising and marketing are expensed as incurred.

Amortization of investment in completed films and television programs and accrual of participation costs are calculated using the individual film forecast computation method, based on the ratio that current period revenue earned from the film and television programs bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation of the film or television program.

Estimates of ultimate future revenue are prepared on a title-by-title basis and reviewed periodically based on current market conditions. For episodic television series, until revenue estimates include revenues from secondary markets, capitalized costs for each episode are limited to the amount of revenue contracted for each episode. Ultimate revenue estimates include secondary market revenue only when the Company can demonstrate through its experience or industry norms, that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Ultimate revenue estimates include revenues for up to ten years for film and television programs produced by the Company, and up to 20 years for acquired libraries.

The valuation of film and television programs, including acquired film libraries, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value is determined using management’s estimate of discounted future cash flows. A write-down is recorded equivalent to the amount by which the unamortized costs exceeds the estimated fair value of the film or television program.

Foreign currency translation

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2% - 5%
Machinery and equipment	4% - 33 1/3%
Leasehold and land improvements	2 1/2% - 20%

Impairment of long lived assets

Impairment of long lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

Capitalization of interest

Interest is capitalized as part of the cost of certain assets while they are being prepared for use or sale. Interest in the amount of $5.6 million was capitalized in 2003 (2002 - $5.9 million).

Intangible assets

Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair market value at the date of the acquisition.

Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually. Impairment of an intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related intangible asset.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

Revenue from the sale or licencing of film and television programs is recognized when all of the following conditions are met: persuasive evidence of a sale or licencing arrangement exists, the film is complete, the contractual delivery arrangements have been satisfied, the licence period has begun, the fee is fixed or determinable and collection of the fee is reasonably assured.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue.

Income taxes

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of Network TEN are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations other than Network TEN are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of employees covered by the pension plans is 15 years. The average remaining service period of the employees covered by the post retirement benefit plans is 15 years. For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans as described in note 11. The Company utilizes the intrinsic value approach to account for share-based compensation. No compensation expense is recorded for these plans when the options are issued. Any consideration paid by employees on exercise of stock options is credited to share capital. The Company’s proforma results, reflecting the fair value based method of accounting for stock-based compensation, are disclosed in note 11.

Derivative financial instruments

Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company’s debt. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by foreign currency interest rate swaps at the rate implicit in the swap agreement.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized as an adjustment to interest expense related to the underlying debt over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap is recognized in earnings.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

Management estimates ultimate revenue from film and television programs to determine amortization and fair values of investments in film and television programs. Actual revenues may differ from these estimates.

Expenses, assets and liabilities related to defined benefit pension and other post retirement benefit plans are determined actuarially based on estimates including discount rates for obligations, expected long term rates of return on pension assets and the rate of compensation increase. Actual results may differ from these estimates.

Changes in Accounting Policies

(a) Goodwill and other intangibles

On September 1, 2001, the Company adopted Section 3062, Goodwill and Other Intangibles. As a result of adopting the new standard, goodwill and certain intangibles with indefinite lives, including newspaper mastheads and broadcast licences, are no longer amortized. Circulation and other intangibles are amortized over periods from 5 to 40 years. As a result of applying the new standards, no initial impairment in intangibles with indefinite lives or goodwill were identified at the Company or any of its subsidiaries. However, an initial goodwill impairment was identified by Network TEN in its reporting unit, Eye Corp, resulting in a charge to the Company’s retained earnings of $45.3 million (net of income tax recoveries of $2.5 million). In addition, as a result of events occurring after the beginning of 2001, a goodwill impairment of $30.2 million (net of income tax recoveries of $2.0 million) was reflected in the Company’s interest in loss of Network TEN in the Company’s statement of earnings for the period ended August 31, 2002 (see note 3).

(b) Accounting for film and television programs

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”). SOP 00-2, established new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses.

The Company retroactively adopted SOP 00-2 effective as of September 1, 2001. Prior years’ financial statements were not restated, as the effect of the new policy on prior periods was not reasonably determinable. Accordingly, opening retained earnings for the year ended August 31, 2002 were reduced to reflect the cumulative effect of the accounting change in the amount of $125.4 million (net of income taxes of $nil).

Proposed accounting policies

(a) Hedging relationships

The CICA has issued Accounting Guideline 13, “Hedging Relationships”, (AcG 13) which will be effective for fiscal years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. As at August 31, 2003, the only derivatives utilized by the Company are interest rate swaps and foreign currency interest rate swaps as described in notes 9 and 17. The Company has determined that the adoption of AcG 13 will not have a material effect on the balance sheet or the statement of earnings.

2.	ACQUISITIONS AND DIVESTITURES

Acquisitions

a) Effective March 31, 2002, the Company acquired the remaining 50% interest in the National Post not already owned. In September 2001, the Company assumed control of the National Post and, accordingly, changed its method of accounting for the National Post to a consolidation basis from an equity basis.

The fair values of the net assets acquired for proceeds consisting of the carrying value of The National Post Company at date of acquisition of $83.6 million are as follows:

$000
Current assets	50,257
Property plant and equipment	12,436
Circulation and other intangibles	10,700
Newspaper masthead	35,000
Goodwill	62,987

Total Assets	171,380

Current liabilities	(50,665)
Future income taxes	(14,600)
Minority interests	(22,500)

Total liabilities	(87,765)

83,615

b) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

In 2003 the Company retroactively adjusted the allocation of the purchase price based on the final determination of the balance of pension assets acquired. The impact was to reduce goodwill by $21.0 million and reduce the pension liability by $21.0 million.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. The amount of such adjustment is subject to negotiation between the parties and has not been finally determined. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition. In June 2003, the Company filed a claim with Hollinger in respect of several items including the working capital and other closing adjustments totaling $54.1 million. Certain amounts are currently in dispute and are to be resolved with Hollinger. Inability to resolve disagreements of amounts owing may result in matters being referred to arbitration or formal court adjudication.

Divestitures

(c) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $21.3 million; assets and liabilities disposed of amounted to $179.6 million and $7.4 million, respectively.

(d) In August 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.2 million; assets and liabilities disposed of amounted to $228.7 million and $19.9 million, respectively.

(e) In October 2001, the Company completed the sale of CKVU Sub Inc., and received cash proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed of amounted to $84.1 million and $18.8 million, respectively.

(f) In September 2001, the Company completed the sale of CF Television Inc., and received cash proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed of amounted to $87.0 million and nil, respectively.

3.	INVESTMENT IN NETWORK TEN

The Company owns approximately 14.8% (15% to February 27, 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.1% (57.5% to February 27, 2003) of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% to February 27, 2003) of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN’s board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

During the year ended August 31, 2003 Network TEN issued 7.1 million shares for proceeds of $14.4 million as a result of the exercise of management stock options. This effectively diluted the Company’s economic interest in Network TEN to 57.1% from 57.5% and resulted in an investment gain of $1.9 million.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary Consolidated Balance Sheets

	2003	2002
	$000	$000
Assets
Current assets	241,822	285,303
Other assets	37,367	11,913
Property, plant and equipment	79,288	71,875
Long term investments	11,421	2,188
Intangibles	257,477	246,305
Goodwill	88,752	49,304

	716,127	666,888

Liabilities and Shareholders’ Equity
Current liabilities	188,633	191,736
Other long term liabilities	398,047	450,063
Subordinated debentures issued to the Company	40,171	40,154
Share capital	53,150	40,146
Undistributed earnings (deficit)	35,636	(52,232)
Cumulative foreign currency translation adjustment	490	(2,979)

	716,127	666,888

Summary Consolidated Statements of Earnings

	2003	2002
	$000	$000
Revenue	650,952	555,653
Operating expenses	459,842	411,904
Write down of program inventory	18,082	—

Operating profit before amortization	173,028	143,749
Amortization of property, plant, equipment and other	16,329	15,130

	156,699	128,619
Investment income and gains net of losses on write down of investments	—	(17,221)
Financing expenses	(102,124)	(28,270)
Goodwill impairment loss(1)	—	(56,114)

	54,575	27,014
Provision for (recovery of)income taxes(2)	(55,969)	59,511

Earnings (loss) before the following	110,544	(32,497)
Minority interests	48	4,737

Net earnings (loss) for the year	110,592	(27,760)

Net earnings (loss) for the year	110,592	(27,760)
Interest in respect of subordinated debentures held by the Company	78,056	5,370

Earnings (loss) for the year before interest in respect of subordinated debentures(3)	188,648	(22,390)

Summary Statement of Undistributed earnings

	2003	2002
	$000	$000
Undistributed earnings (deficit) – beginning of year as previously reported	(52,232)	177,251
Adjustment for adoption of new accounting pronouncements(1)	—	(83,109)

Undistributed earnings (deficit) – beginning of year as adjusted	(52,232)	94,142
Earnings (loss) for the year before interest in respect of subordinated debentures	188,648	(22,390)
Distributions paid and payable	(100,780)	(123,984)

Undistributed earnings (deficit) – end of year	35,636	(52,232)

(1) On December 18, 2000, Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill was written down by A$137.5 million to A$113.8 million. In August, 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP, in accordance with the Company’s adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment was recorded as a charge of $83.1 million to retained earnings as of September 1, 2001 with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. was determined on a discounted cash flow basis. The decline in fair value was attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

(2) During 2003 Network TEN and its wholly controlled Australian entities implemented a new income tax consolidation regime provided for under enacted changes to Australian tax law. During the application of the new regime, the tax values of certain assets were reset. This resulted in the recognition of additional goodwill and intangible assets of approximately $47.3 million, and equivalent additional future income tax liabilities. In addition, the new regime allowed for the uplift in the tax value of certain assets; as a result a non-recurring income tax recovery of $63.9 million was recorded related to reduction of future tax liabilities.

In 2002, Network TEN reached an agreement with the Australian Tax Office (“ATO”) regarding a dispute related to the deductibility of debenture interest paid to the Company since 1997. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non-recurring income tax expense of A$36.2 million to Network TEN in the year ended August 31, 2002.

(3) The Company’s economic interest in Network TEN’s earnings for the year ended August 31, 2003 is $101.3 million (2002 – $11.8 million loss), comprised of its 14.8% interest in net earnings and interest on the subordinated debentures.

At August 31, 2003 the Company’s share of undistributed earnings of Network TEN was $20.3 million, (August 31, 2002 - NIL). The Company estimates that the market value of the Company’s investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at August 31, 2003, was approximately $1,091 million (August 31, 2002 - $901 million).

4.	OTHER INVESTMENTS

	2003		2002

		Market		Market
	Cost	Value(2)	Cost	Value(2)
	$000	$000	$000	$000
Investments in publicly traded securities – at cost
Ulster Television plc(1)	92,006	108,841	92,006	148,340
Other	6,121	6,121	59,160	52,355

	98,127	114,962	151,166	200,695

Investments in private companies – at cost	8,602		8,602
Investments – on an equity basis	6,293		2,593

	113,022		162,361

During 2003 the Company sold its investment in SBS Broadcasting S.A. for proceeds of $44.1 million resulting in an investment loss of $11.0 million.

During 2002 the Company wrote down the value of various other investments by $85.5 million to reflect the non-temporary decline in market value.

(1) The Company’s 29.9% equity interest (15,763,545 ordinary shares) is accounted for at cost, as the Company has not been successful in its attempts to gain board representation or to influence UTV’s management.

(2) Market value for publicly traded securities is based on quoted market prices.

5.	INVESTMENT IN FILM AND TELEVISION PROGRAMS

	2003		2002

	Current	Long term	Current	Long term
	$000	$000	$000	$000
Broadcast rights(1)	82,912	27,661	98,096	23,172
Non- theatrical films and television programs:
Released(1)	—	115,906	—	112,297
Acquired library(1)	—	62,770	—	90,314
Programs in progress	—	29,534	—	50,779
Development costs	—	64	—	1,520
Theatrical Films:
Released(1)	—	34,044	—	37,029
Acquired library(1)	—	—	—	661
Development costs	—	327	—	1,404

	82,912	270,306	98,096	317,176

(1) Net of accumulated amortization.

The Company expects that 40% of the unamortized cost of released film and television programs will be amortized during the year ended August 31, 2004. The Company expects that 62% of the unamortized cost of released film and television programs will be amortized during the three year period ended August 31, 2006. The Company expects that over 80% of the amounts of all such programming will be amortized by August 31, 2007. The Company expects that acquired libraries will be fully amortized in 17 years. The Company expects that $1.3 million of participation liabilities will be paid during the year ended August 31, 2004.

The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of $250 million to $277 million.

In addition, the Company has entered into various agreements to acquire investments in film and television programs amounting to $74.6 million at August 31, 2003 (US$53.8 million) (2002 - $17.5 million (US$11.2 million)). Subsidiaries of the Company have provided financial guarantees on certain credit facilities arranged for the acquisition of film and television programs. An amount of $1.5 million (US$1.1 million) (2002 - $17.7 million (US$11.4 million)) has been guaranteed, in addition to the guarantee of certain interest obligations on such facilities.

6.	PROPERTY, PLANT AND EQUIPMENT

	2003

		Accumulated
	Cost	amortization	Net
	$000	$000	$000
Land	58,703	—	58,703
Buildings	179,214	29,972	149,242
Machinery and equipment	674,456	259,238	415,218
Leasehold and land improvements	30,445	13,576	16,869

	942,818	302,786	640,032

	2002

		Accumulated
	Cost	amortization	Net
	$000	$000	$000
Land	60,002	—	60,002
Buildings	176,946	36,790	140,156
Machinery and equipment	662,621	201,133	461,488
Leasehold and land improvements	29,293	11,715	17,578

	928,862	249,638	679,224

Property, plant and equipment located in Canada was $596.0 million (2002 - $637.7 million) and in foreign jurisdictions was $44.0 million (2002 - $41.5 million).

7.	GOODWILL

	2002	Additions	Divestitures	Other		2003
Operating segment	$000	$000	$000	$000		$000
Television - Canada	604,437	—	—	(4,025	)(1)	600,412
Television - New Zealand	19,613	—	—	—		19,613
Television - Ireland	1,223	—	—	—		1,223
Radio - New Zealand	55,239	—	—	1,775	(2)	57,014
Entertainment - Canada	30,855	—	—	—		30,855
Publishing and Online - Canada	1,898,684	—	(151,376)	(807	)(1)	1,746,501

Total	2,610,051	—	(151,376)	(3,057)		2,455,618

	2001	Additions	Divestitures	Other		2002
Operating segment	$000	$000	$000	$000		$000
Television - Canada	662,637	—	(44,800)	(13,400	)(1)	604,437
Television - New Zealand	19,613	—	—	—		19,613
Television - Ireland	1,223	—	—	—		1,223
Radio - New Zealand	53,039	—	—	2,200	(2)	55,239
Entertainment - Canada	30,855	—	—	—		30,855
Publishing and Online - Canada	2,039,607	47,000	(187,923)	—		1,898,684

Total	2,806,974	47,000	(232,723)	(11,200)		2,610,051

(1) Decrease in goodwill was related to the adjustment of WIC and CanWest Publications purchase equations including the reversal of certain unutilized restructuring provisions (note 10).

(2) Increase in goodwill was related to increase in currency translation rates.

8.	INTANGIBLE ASSETS

	2003

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Finite life:
Circulation and other	140,000	44,472	95,528
Indefinite life:
Broadcast licences			639,800
Newspaper mastheads			358,490

			998,290

Total intangible assets			1,093,818

\

	2002

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Finite life:
Circulation and other	140,000	26,972	113,028
Indefinite life:
Broadcast licences			624,940
Newspaper mastheads			358,490

			983,430

Total intangible assets			1,096,458

Amortization of intangible assets of $17.5 million was recorded in 2003 and 2002.

9.	LONG TERM DEBT

	Interest	2003	Interest	2002
	Rate(1)	$000	Rate(1)	$000
Term bank loans(2)	9.7%	1,417,148	9.7%	1,791,938
Senior subordinated notes(3)	8.2%	709,399	7.8%	705,700
Term loans US$17,162		—	4.0%	26,758
Term loan US$57,802(4)	4.0%	80,058		—
Senior unsecured notes(5)	7.2%	294,500		—
Term and demand loan €17,201 (2002 - €21,375)(6)	2.7%	26,177	5.8%	32,686
Note payable(7)	2.3%	4,250	3.7%	4,250
Junior subordinated notes(8)	12.1%	783,165	12.1%	948,584

Long term debt		3,314,697		3,509,916
Less portion due within one year		(147,386)		(172,753)

Long term portion		3,167,311		3,337,163

(1) The weighted average interest rate gives effect to interest rate swaps.

(2) Credit facilities provide for revolving and term loans in the maximum amounts of $600 million and $1,768.5 million, respectively and are secured by substantially all of the assets of the Company. At August 31, 2003 the Company had drawn on availabilities under all of its term facilities, including U.S. dollar loans of US$648.8 million and had $250 million drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $1,768.5 million term facilities decreases periodically until maturity between November 2006 and May 2009. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2003, the Company refinanced all of its US dollar debt and $30.2 million of its Canadian dollar debt resulting in the extension of maturity dates and reduction of interest rates.

Up to $30.0 million of the revolving credit facility is available on an operating basis, of which no amount was utilized at August 31, 2003.

(3) The senior subordinated notes include loans of US$425.0 million and loans held by the majority shareholder of the Company in the amount of US$41.9 million (2002 - $56.1 million) which mature on May 15, 2011 and bear interest at 10.625%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.

(4) The three year revolving facility is collateralized by certain assets of Fireworks Entertainment Inc., matures in October, 2005 and bears interest at floating rates of LIBOR plus a margin. The total US$85.0 million commitment under this facility is based on acceptable receivables; as at August 31, 2003 total availability of US$57.8 million was advanced. The facility contains profitability and financial ratio covenants, certain of which were not met at August 31, 2003 and accordingly, the debt has been classified as current. Fireworks is negotiating with its lenders to receive the necessary covenant amendments and waivers. As well, in order for Fireworks’ bank debt to remain within acceptable limits, the Company may be required to provide additional financial support to Fireworks over the course of the next fiscal year.

(5) The US$200.0 million senior unsecured notes mature on April 3, 2013 and bear interest at 7.625%.

(6) These credit facilities provide for demand bank loans at August 31, 2003 in the maximum amount of €40.7 million (2002 - €47.5 million). The debt bears interest at floating rates and is secured by a letter of credit provided by the Company.

(7) The demand note bears interest at prime less 2% and is unsecured.

(8) The junior subordinated notes mature in November 2010, bear interest at a fixed rate of 12.125%. At the Company’s option, interest payments to November 2005 may be paid in cash, the issuance of additional notes, or subject to conditions, the issuance of non-voting shares of the Company. The notes rank junior to senior debt and are collateralized by way of assets of certain subsidiaries of the Company. The notes include $110.1 million in notes issued during 2003 in satisfaction of interest as well as an accrual of $8.2 million for notes to be issued in January 2004, (2002 - $104.7 million and $10.0 million respectively). In May 2003, the Company repaid $274.0 million in 12.125% junior subordinated notes.

The Company has entered into various cross-currency interest rate and interest rate swaps which have resulted in fixed interest costs on its senior indebtedness. The total notional value of such instruments was $1,661.3 million at August 31, 2003 (2002 - $1,796.5 million) at rates ranging from 6.25% to 6.59% plus a margin (2002 – 5.7% to 6.63% plus a margin). As a result of debt repayment during 2003 the notional value of the swaps exceeded the principal outstanding on the debt, resulting in a swap loss of $23.0 million being recorded in earnings. The Company has also entered into a cross-currency interest rate swap resulting in floating interest rates on the US$425.0 million, senior subordinated notes and the US$200.0 million, senior unsecured notes at rates based on CDOR plus a margin.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2003 over the next five years, are:

		$000
Year ending August 31,	2004	147,386
	2005	47,484
	2006	56,701
	2007	33,657
	2008	137,982

10.	RESTRUCTURING ACCRUALS

In 2000, the Company established restructuring accruals of $37.8 million related to the acquisition and integration of WIC Western International Communications Ltd. (“WIC”). This balance was made up of approximately $12.5 million in severance costs, $9.7 million related to integration and rebranding of WIC and $15.7 million in other restructuring costs.

In 2001, the Company recorded restructuring accruals of $43.0 million related to the acquisition and restructuring of its publishing operations. Restructuring activities included the centralization of certain call centres, integration of the Company’s interactive and news and editorial operations, and centralization of business, finance and information technology functions. This balance was made up of $24.5 million in involuntary severance costs, $3.6 million in lease and contract termination costs and $14.9 million in other restructuring costs.

In the year ended August 31, 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

In 2003, the Company undertook restructuring activities in its Canadian Media and Entertainment operations. The $20.0 million cost of this restructuring, consisted of $14.3 million in employee severance, $3.4 million in lease termination costs and $2.3 million in costs related to discontinuing certain film and television projects. The restructuring expense related to the following operating segments: Canadian Broadcasting - $3.2 million, Canadian Publishing and Online - $8.8 million, Entertainment - $6.9 million and Corporate and Other - $1.1 million.

For the year ended August 31 2003, expenditures charged to the restructuring accruals were $40.7 million (August 31, 2002- $26.9 million). The balance of the restructuring accruals is expected to be utilized by August 31, 2004.

In 2003, the Company reversed certain unutilized restructuring accruals in the amount of $8.1 million as a result of changes in estimates. The reversal was recorded as a reduction of goodwill.

		Lease/
		contract
	Severance	termination	Integration	Other	Total
	$000	$000	$000	$000	$000
WIC integration accrual	12,450	—	9,670	15,680	37,800
CanWest Publications accrual	24,556	3,588	250	14,606	43,000
Expenditures - 2001	(3,851)	—	(8,232)	(2,259)	(14,342)

Balance August 31, 2001	33,155	3,588	1,688	28,027	66,458
National Post accrual	4,539	2,461	—	—	7,000
Expenditures - 2002	(14,728)	(3,328)	(1,438)	(7,452)	(26,946)

Balance August 31, 2002	22,966	2,721	250	20,575	46,512
Canadian Media operations accrual	14,333	3,438	—	2,252	20,023
Expenditures – 2003	(22,062)	(2,053)	—	(16,553)	(40,668)
Reversals	(4,117)	—	—	(3,934)	(8,051)

Balance August 31, 2003	11,120	4,106	250	2,340	17,816

11.	CAPITAL STOCK

Authorized

Authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share, and carry preferential votes pertaining to the election of up to two directors of the Company. Each series 1 preference shares is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares were issued on the amalgamation of subsidiaries of the Company, including CanWest Broadcasting Ltd. and were held by the former minority shareholders of CanWest Broadcasting Ltd. Series 2 preference shares are not eligible to vote. Series 2 preference shares are, at the option of the Company, redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion. On December 18, 2002 the Company elected to redeem all of its outstanding series 2 preference shares recorded at $50.0 million for an aggregate redemption price of $57.7 million.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

Issued

	2003	2002
	$000	$000
76,785,976 (2002 - 76,785,976) multiple voting shares	3,199	3,199
98,280,291 (2002 – 98,371,658) subordinate voting shares	815,545	816,418
2,066,248 (2002 – 1,903,401) non-voting shares	28,080	26,805
Nil (2002 – 21,783) Series 2 preference shares	—	50,000

	846,824	896,422

Changes in outstanding share capital during the two years ended August 31, 2003 were as follows:

	Number of
	shares	$000
Multiple voting share capital:
Balance – August 31, 2001, 2002 and 2003	76,785,976	3,199

Subordinate voting share capital:
Balance – August 31, 2001	70,545,434	419,583
Changes pursuant to:
Share purchase plans	6,077	66
Exercise of stock options	9,645	43
Redeemed fractions	(11)	—
Conversion from series 1 preference share	405,000	6,156
Conversion from non-voting shares – net	27,405,513	390,570

Balance – August 31, 2002	98,371,658	816,418
Changes pursuant to:
Share purchase plans	58,454	369
Exercise of stock options	13,031	33
Redeemed fractions	(4)	—
Conversion to non-voting shares – net	(162,848)	(1,275)

Balance – August 31, 2003	98,280,291	815,545

Non-voting share capital:
Balance – August 31, 2001	29,308,918	417,375
Changes pursuant to:
Dividend reinvestment plan	(4)	—
Conversion to subordinate voting shares – net	(27,405,513)	(390,570)

Balance – August 31, 2002	1,903,401	26,805
Changes pursuant to:
Redeemed fractions	(1)	—
Conversion from subordinate voting shares – net	162,848	1,275

Balance – August 31, 2003	2,066,248	28,080

Series 1 preference share capital:
Balance – August 31, 2001	2,700,000	6,156
Conversion to subordinate voting shares	(2,700,000)	(6,156)

Balance – August 31, 2002 and 2003	—	—

Series 2 preference share capital:
Balance – August 31, 2001 and 2002	21,783	50,000
Redemption of shares	(21,783)	(50,000)

Balance – August 31, 2003	—	—

Share Compensation Plans

The Company’s board of directors has approved share compensation plans, the purpose of which is to provide employees and certain directors of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company through the granting of options and share purchase loans. At any time, the number of subordinate voting and non-voting shares reserved and set aside for purposes of the plans may not exceed 10% of the issued shares of the Company.

Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted.

Under management and employee share purchase plans, employees may purchase subordinate voting shares or non-voting shares from treasury at the market trading price using non-interest bearing short term loans provided by the Company. The shares are held as collateral by a trustee until the loans are repaid.

The Company utilizes the intrinsic value approach to account for share-based compensation.

The following are proforma results reflecting the fair value based method of accounting for share-based compensation.

The fair value of the options granted during 2003 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2002 – nil), an expected volatility of 54% (2002 – 40%), risk free interest rates of 4.5% to 4.9% (2002 – 4.8% to 5.4%) and an expected life of 7 to 9 years (2002 – 6 to 9 years).

The total fair value of 394,500 stock options that were granted by the Company during 2003 was $1.5 million, a weighted average fair value per option of $3.81 (during 2002, 233,458 stock options were granted with a total fair value of $1.5 million, a weighted average fair value per option of $6.61). The proforma cost of share compensation expense for the year ended August 31, 2003 would be $1.6 million (2002 – $2.3 million). A value of $4.4 million will be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings and diluted earnings per share for the year ended August 31, 2003 are $44.5 million and $0.21 respectively (2002 - $10.7 million and $0.06).

The effects of applying this method in the proforma disclosure are not indicative of future amounts. The Company’s proforma disclosure does not apply to awards prior to 1996, and additional awards in future years are anticipated.

Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

	2003		2002

		Average		Average
	Options	Price	Options	Price
Options outstanding, beginning of year	1,819,268	15.24	1,646,321	15.75
Changes pursuant to:
Options granted	394,500	7.21	233,458	11.52
Options exercised	(13,031)	2.51	(9,645)	4.30
Options expired	(125,176)	11.67	(50,866)	16.68

Options outstanding, end of year	2,075,561	13.95	1,819,268	15.24

The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2003:

		Weighted
Range of		average	Weighted		Weighted
exercise	Number	remaining life	average	Number	average
prices	outstanding	(years)	exercise price	exercisable	exercise price
$1 - $4.99	16,429	1.1	$4.27	16,429	$4.27
$5 - $9.99	426,031	9.0	$7.32	63,531	$7.18
$10 - $14.99	743,229	4.2	$12.75	725,025	$12.79
$15 – $19.99	601,907	6.6	$16.25	259,964	$16.34
$20 - $24.99	280,370	4.6	$22.54	270,486	$22.59
$25 and over	7,595	4.3	$25.67	7,595	$25.67

	2,075,561	5.9	$13.95	1,343,030	$15.15

12.	EARNINGS PER SHARE

Basic earnings per share are calculated using the daily weighted average number of shares outstanding.

Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

	2003	2002
	$000	$000
Net earnings	46,088	13,018
Excess of redemption price over carrying value of preferred shares	(7,672)	—

Earnings available to common shareholders	38,416	13,018

Basic weighted average shares outstanding during the period	177,140,694	176,956,800
Dilutive effect of options	8,025	26,793
Dilutive effect of preference shares	—	5,274,619

Diluted weighted average shares outstanding during the period	177,148,719	182,258,212

Options outstanding that would have been anti-dilutive	2,056,178	1,721,000

13.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Euro, and United States currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2003	2002
	$000	$000
Deferred loss, beginning of year	41,534	69,017
Deferred foreign currency gain during the year	(11,810)	(26,483)
Realization of translation gain (loss) due to distributions	922	(1,000)

Deferred loss, end of year	30,646	41,534

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2003	2002
	$000	$000
Australian dollar	5,705	8,120
New Zealand dollar	21,506	40,266
Euro	282	272
United States dollar	3,153	(7,124)

	30,646	41,534

14.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2003	2002
	$000	$000
Income taxes at combined Canadian statutory rate of 36.6% (2002 – 38.7%)	(18,935)	11,661
Non-taxable portion of capital gains	(3,705)	(17,049)
Non-deductible amortization expense	—	6,766
Effect of valuation allowance on future tax assets	18,233	3,090
Effect of foreign income tax rates differing from Canadian income tax rates	(1,477)	(1,924)
Large corporation tax	3,853	3,250
Effect of future tax rates differing from current rates	3,011	—
Non deductible expenses	1,832	1,125
Other	293	189

Provision for (recovery of) income taxes	3,105	7,108

An analysis of net earnings (loss) before tax by jurisdiction follows:

	2003	2002
	$000	$000
Canada	(48,439)	9,463
Foreign	(3,297)	20,671

Net earnings (loss) before tax	(51,736)	30,134

An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2003	2002
	$000	$000
Current income taxes
Canada	23,157	(4,403)
Foreign	371	302

	23,528	(4,101)

Future income taxes
Canada	(20,685)	11,059
Foreign	262	150

	(20,423)	11,209

Provision for income taxes	3,105	7,108

Significant components of the Company’s future tax assets and liabilities are as follows:

	2003	2002
	$000	$000
Future tax assets
Non-capital loss carryforwards	132,311	107,909
Accounts payable and other accruals	29,756	45,417
Pension and post retirement benefits	7,139	—
Less: Valuation allowance	(62,620)	(61,439)

Total future tax assets	106,586	91,887

Future tax liabilities
Capital cost allowances in excess of book amortization	75,112	56,407
Pension obligations	2,404	14,823
Intangible assets	387,176	408,797
Other assets	28,395	13,409

Total future tax liabilities	493,087	493,436

Net future tax liability	386,501	401,549
Current future tax asset	20,223	30,013
Current future tax liability	(6,072)	(6,072)

Net long term future tax liability	400,652	425,490

As at August 31, 2003, the Company had non-capital loss carry forwards for income tax purposes of $468.4 million, that expire as follows: 2006 - $2.0 million, 2007 - $12.0 million, 2008 - $41.8 million, 2009 - $127.6 million, thereafter - $285.0 million.

15.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

	2003	2002
	$000	$000
CASH GENERATED (UTILIZED) BY:
Accounts receivable	(30,653)	6,415
Investment in film and television programs	(1,613)	(25,733)
Inventory	4,681	12,342
Other current assets	2,478	1,400
Other assets	(15,688)	10,379
Accounts payable and accrued liabilities	(60,203)	(60,792)
Income taxes payable	58,873	(6,724)
Deferred revenue	(11,897)	(18,620)
Film and program accounts payable	44,810	19,334

	(9,212)	(61,999)

The following amounts were paid on account of interest and income taxes:

	2003	2002
	$000	$000
Interest	319,774	261,265
Income taxes	9,732	23,961

16.	RETIREMENT ASSETS AND OBLIGATIONS

Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits		Post retirement benefits

	2003	2002	2003	2002
	$000	$000	$000	$000
Plan Assets		Revised		Revised
Fair value – beginning of year	254,906	240,533	—	—
Plan assets acquired (disposed)	(1,330)	8,163	—	—
Investment income (loss)	(10,368)	3,739	—	—
Employer contributions	10,693	3,699	275	400
Employee contributions	6,322	5,800	—	—
Benefits paid and refund of contributions	(9,346)	(7,027)	(275)	(400)

Fair value – end of year	250,877	254,907	—	—

The valuation of the plan net assets is based on market values with unrealized gains and losses averaged over a five year period.

Plan Obligations
Accrued benefit obligation – beginning of year	277,612	226,361	40,429	35,121
Obligation acquired (disposed)	(2,000)	8,084	—	—
Amendment to plan	16,808	—	—	—
Gain on sale of assets	—	—	(3,195)	—
Accrued interest on benefits	20,622	18,252	2,868	2,503
Current service cost	17,055	15,174	1,235	1,198
Past service costs	—	11,868	—	—
Benefits paid	(9,346)	(7,027)	(275)	(400)
Actuarial loss (gain)	16,685	4,900	(10,338)	2,007

Accrued benefit obligation – end of year	337,436	277,612	30,724	40,429

The Company’s accrued benefit asset (liability) is determined as follows:

Plan deficit	(86,559)	(22,705)	(30,724)	(40,429)
Unamortized net actuarial loss (gain)	84,481	41,639	(8,870)	1,500
Unamortized transitional (asset) obligation	6,220	(4,688)	3,329	4,938
Unamortized past service costs	16,142	11,542	1,110	—
Valuation allowance	(770)	(916)	—	—

Accrued plan asset (liability)	19,514	24,872	(35,155)	(33,991)

The valuation allowance represents the amount of surplus not recognized on the Company’s balance sheet. The Company’s benefit expense is determined as follows:

Current service cost	17,055	15,174	1,235	1,198
Employee contributions	(6,322)	(5,800)	—	—
Accrued interest on benefits	20,622	18,252	2,868	2,503
Expected return on plan assets	(18,060)	(19,174)	—	—
Amortization of transitional (asset) obligation	610	(358)	439	439
Amortization of past service costs	808	527	—	—
Amortization of net actuarial loss	1,516	57	92	—
Changes in valuation allowance	(146)	(86)	—	—

Benefit expense	16,083	8,592	4,634	4,140
Employer contribution to the defined contribution plan	2,299	1,552	—	—

Total pension and post retirement benefit expense	18,382	10,144	4,634	4,140

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations are as follows:

Discount rate	6.50-6.75%	6.75-7.25%	6.50-6.75%	7.25%
Expected long-term rate of return on pension plan assets	6.75-7.25%	7.00-7.25%	7.25%	7.00%
Rate of compensation increase	3.50-4.50%	3.50-4.00%	3.50-5.00%	4.00%

17.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2003		2002

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$000	$000	$000	$000
Short term assets	647,909	647,909	578,396	578,396
Other investments	113,022	123,564	162,361	209,297
Short term liabilities	435,883	435,883	456,926	456,926
Long term debt	3,314,697	2,980,756	3,509,916	3,453,916
Other long term liabilities	150,190	150,190	65,169	65,169
Interest rate and cross-currency swap liabilities	23,015	356,956	—	56,000

The fair values of short-term assets and liabilities, which include cash, accounts receivable, distributions receivable from Network TEN, income taxes recoverable, and other assets, bank loans and advances, accounts payable and accrued liabilities and film and program accounts payable approximate their fair values due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates the carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of other long term liabilities, including film and television program accounts payable, approximate their carrying values.

The fair values of unrealized net gains and losses on interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 9.

18.	JOINTLY CONTROLLED ENTERPRISE

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in TV3 Ireland.

	2003	2002
	$000	$000
Balance sheets
Assets
Current assets	10,182	9,329
Long term assets	9,823	12,732

	20,005	22,061

Liabilities
Current liabilities	33,692	32,906
Long term liabilities	—	4,643

	33,692	37,549

Statements of earnings
Revenue	29,461	25,643
Expenses	27,674	24,630

Net earnings	1,787	1,013

Statements of cash flows
Cash generated (utilized) by:
Operating activities	6,833	242
Investing activities	(70)	(887)
Financing activities	(6,602)	600

Net increase in cash	161	(45)

19.	RELATED PARTY TRANSACTIONS

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest Global Communications Corp. totaled $58.1 million (US$41.9 million) at August 31, 2003 (2002 — $56.1 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6.4 million in fiscal 2003 (2002 — $6.0 million). During 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture. In September 2003, the necessary filings were made with the Securities Exchange Commission to register the notes for trading.

In June 2003, a company in which an affiliate of CanWest Communications Corporation holds a 50% interest, acquired the TD Centre in Winnipeg, Manitoba, a building in which the Company is a tenant. Rent paid to this company in fiscal 2003 amounted to $0.2 million.

20.	COMMITMENTS, CONTINGENCIES and GUARANTEES

Commitments

The Company’s future minimum payments under the terms of its operating lease are as follows:

$000
2004	31,165
2005	29,479
2006	25,964
2007	20,939
2008	20,514
thereafter	53,050

Contingencies

a) The Company has entered into a Management Services Agreement with The Ravelston Corporation Limited, a company affiliated with The Lord Black of Crossharbour and Mr. David Radler, who are directors of the Company. The agreement provides for annual payments of $6.0 million. Either party upon six months notice may terminate the agreement. In the event of termination by the Company, a fee of $45 million is payable. In the event of termination by The Ravelston Corporation Limited, or in the event that The Ravelston Corporation Limited is unable to perform the services in accordance with the agreement, a fee in the amount of $22.5 million is payable.

b) In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

d) The Company has claimed $54.1 million from Hollinger related to certain unresolved matters related to the acquisition of CanWest Publications including the National Post. Certain of these matters are in dispute and may result in the claim being referred to arbitration or formal court adjudication. (see note 2(b)).

Guarantees

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors’ and officers’ liability insurance coverage.

21.	SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting, entertainment and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

							Capital
	Revenue		Operating profit		Total assets		expenditures

	2003	2002	2003	2002	2003	2002	2003	2002
Operating Segments	$000	$000	$000	$000	$000	$000	$000	$000
Television
Canada	728,318	691,888	220,099	190,752	1,485,263	1,362,562	9,364	14,392
Australia - Network TEN	336,362	281,427	106,975	81,782	372,039	345,051	11,097	12,388
New Zealand	95,752	69,079	10,095	(1,938)	156,662	141,677	3,056	1,518
Ireland	32,490	28,317	9,729	7,654	19,923	21,530	117	479

	1,192,922	1,070,711	346,898	278,250	2,033,887	1,870,820	23,634	28,777
Radio - New Zealand	73,400	60,724	20,751	16,361	163,118	150,176	2,666	1,207
Entertainment - Canada	184,344	152,439	(34,524)	(743)	406,497	425,146	117	396
Publishing and Online - Canada	1,164,012	1,270,335	258,496	285,027	2,836,809	3,236,317	9,348	17,063
Outdoor - Australia	36,656	38,074	2,560	874	23,789	27,867	693	2,379

	2,651,334	2,592,283	594,181	579,769	5,464,100	5,710,326	36,458	49,822
Corporate and other	—	—	(23,213)	(26,807)	385,268	358,178	13,887	18,283

	2,651,334	2,592,283	570,968	552,962	5,849,368	6,068,504	50,345	68,105
Restructuring and film and television impairment expenses	—	—	(53,087)	—	—	—	—	—

Total Combined	2,651,334	2,592,283	517,881	552,962	5,849,368	6,068,504	50,345	68,105
Elimination of equity accounted affiliates(1)	(373,018)	(319,500)	(99,219)	(82,656)	(319,373)	(368,424)	(11,790)	(14,767)

Total Consolidated	2,278,316	2,272,783	418,662	470,306	5,529,995	5,700,080	38,555	53,338

(1) Elimination of proportionate interest in Australia’s Network TEN and Outdoor.

22.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.

Principal differences affecting the Company

Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is no similar requirement under Canadian GAAP.

Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years.

Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.

Programming commitments

Under Canadian GAAP, certain programming commitments related to an acquisition imposed by regulatory requirements were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred.

Equity accounted affiliates

Under U.S. GAAP, investments placed in trust due to regulatory requirements must be accounted for at cost. Under Canadian GAAP, these investments are accounted as cost, equity or consolidated investments based on the level of influence that the investor has over the investment.

Investment in WIC on an equity basis

Under Canadian GAAP, the investment in WIC was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under US GAAP, the investment was accounted for on a cost basis then, as a result of receiving approval to complete the purchase of WIC, the Company changed its method of accounting for WIC to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Effective July 6, 2000, the Company consolidated its investment in WIC for both Canadian and US GAAP purposes.

Intangible assets

Under Canadian GAAP, certain costs related to the acquisition of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred.

Investment in marketable securities

In the U.S., investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in accumulated comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at lower of cost and net realizable value.

Effect of tax rate changes

Under U.S. GAAP, changes in tax rates are applied to reduce or increase future income tax assets or liabilities when the proposed tax rate change has received legislative approval. Under Canadian GAAP, tax rate changes are applied when the change in tax rate is considered substantively enacted.

Pension Valuation Allowances

Under Canadian GAAP a valuation allowance is used to reduce the carrying value of pension assets to the future benefit expected to be realized. Changes in the valuation allowance are recorded as adjustments to pension expense. Under US GAAP valuation allowances are not recorded.

Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided under IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (“SEC”).

Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. In the U.S., investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in TV3 Ireland. The proportionate interest is disclosed in note 18. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included in the statement of earnings. In addition, under U.S. GAAP foreign denominated debt is adjusted through earnings to reflect currency translation rates at each balance sheet date. Under Canadian GAAP hedging derivatives are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities.

U.S. GAAP for Equity accounted affiliates

For Canadian GAAP the Company accounts for Network TEN’s derivative instruments using hedge accounting. Under U.S. GAAP the change in fair value of the instruments would be reflected in earnings as described above.

Cumulative effect of the prospective adoption of new accounting pronouncements

Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, whereas under Canadian GAAP it was recorded as a charge to opening retained earnings. The principles and methods for computing impairment in accordance with FAS 142 are similar to those prescribed under Canadian GAAP, as described in notes 1 and 3.

In addition, under U.S. GAAP the effect of the adoption of SOP 00-2 as of September 1, 2001 was recorded as a charge to earnings rather than retained earnings.

Integration costs related to CanWest Publications

Under Canadian GAAP certain integration costs related to the CanWest Publications acquisition were accrued in the purchase equation. Under US GAAP, these costs are expensed as incurred.

Revision of 2002 and Prior Years’ Information

The Company’s 2001 and 2002 net income and shareholders’ equity under U.S. GAAP were revised to reflect certain adjustments to previously reported net income and shareholders’ equity for the accounting for derivative financial instruments. The Company has determined, notwithstanding their designation as hedges and achievement of their intended economic purpose, its cross currency interest rate and interest rate swaps did not meet all of the criteria for hedge accounting under FAS 133. As a result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise whereas previously these amounts were included in other comprehensive income. These adjustments resulted in increasing U.S. GAAP net income for 2002 by $27.5 million (net of income taxes of $1.3 million) and decreasing U.S. GAAP net income for 2001 by $55.6 million (net of income taxes of $37.0 million). The effect on U.S. GAAP shareholders’ equity resulting from these adjustments was an increase of $4.8 million (net of income taxes of $9.4 million) as at August 31, 2002 and a decrease of $5.9 million (net of income taxes of $2.5 million) as at August 31, 2001.

RECONCILIATION TO US GAAP

Consolidated Statements of Earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

		2002
	2003	$000
	$000	revised
Net earnings in accordance with Canadian GAAP	46,088	13,018
Pre-operating costs net of tax of ($939) (2002 – $1,331)	2,921	(100)
Realization of cumulative translation adjustments net of tax of nil	(922)	1,000
Programming costs imposed by regulatory requirement net of tax of $2,567 (2002 – $2,438)	(3,403)	(3,232)
Integration costs related to CanWest Publications net of tax of $109 (2002 - $827)	(193)	(1,470)
Intangible assets net of tax of $860	(1,465)	—
Pension valuation allowances net of tax of $54 (2002 - $32)	(92)	(54)
Equity accounted affiliates in trust net of tax of nil	—	3,375
US GAAP adjustments in equity accounted affiliates net of tax of ($1,955)	(3,476)	—
Gain (loss) on interest rate and cross-currency swaps and translation of foreign denominated debt net of tax of $30,272 (2002 - $1,199)	(40,605)	27,535

Net earnings (loss) in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policies	(1,147)	40,072
Cumulative effect of adoption of new accounting policies net of tax of nil (2002 - $2,500)	—	(170,695)

Net earnings (loss) in accordance with U.S. GAAP	(1,147)	(130,623)

Earnings per share:
Net earnings (loss) before cumulative effect of adoption of new accounting policies
Basic	($0.05)	$0.23
Diluted	($0.05)	$0.22
Net earnings (loss)
Basic	($0.05)	($0.74)
Diluted	($0.05)	($0.72)

Statements of Comprehensive Income

Comprehensive income (loss) – current periods:

		2002
	2003	$000
	$000	revised
Net earnings (loss) in accordance with U.S. GAAP	(1,147)	(130,623)

Other comprehensive income, net of tax:
Foreign currency translation gain	11,810	26,483

Unrealized gains (losses) on securities available for sale, net of tax of nil (2002 – nil)	(43,647)	31,387
Realization of prior years unrealized losses on sale / write-down of securities available for sale, net of tax of nil (2002 – nil)	10,952	60,000

	(32,695)	91,387

Reclassification of transition adjustment related to interest rate swaps net of tax of $68 (2002 - $69)	118	115

	(20,767)	117,985

Comprehensive income (loss)	(21,914)	(12,638)

Other comprehensive income (loss) – accumulated balances:

	Foreign	Unrealized	Transition
	currency	gains (losses)	adjustment	Total
	translation	on securities	on swaps	revised
Balance, August 31, 2001	(74,447)	(41,858)	(2,463)	(118,768)
Change during 2002	26,483	91,387	115	117,985

Balance, August 31, 2002	(47,964)	49,529	(2,348)	(783)
Change during 2003	11,810	(32,695)	118	(20,767)

Balance, August 31, 2003	(36,154)	16,834	(2,230)	(21,550)

Consolidated Balance Sheets

     Balance sheet captions restated to reflect the above items are presented below:

		2002
	2003	$000
	$000	revised
ASSETS
Current assets	755,370	683,677
Investment in Network TEN	52,070	4,494
Property, plant and equipment	636,701	675,041
Intangibles and goodwill	3,564,926	3,743,404
Other investments	116,007	196,253
Other assets	396,025	485,089

	5,521,099	5,787,958

LIABILITIES
Current liabilities	600,281	621,609
Long term debt	2,973,329	3,339,507
Other liabilities	460,754	196,938
Future income taxes	343,093	407,078

	4,377,457	4,565,132

SHAREHOLDERS’ EQUITY
Capital stock	846,824	896,422
Contributed surplus	3,647	3,647
Retained earnings	314,721	323,540
Accumulated other comprehensive income (loss)	(21,550)	(783)

	1,143,642	1,222,826

	5,521,099	5,787,958

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below:

		2002
	2003	$000
	$000	revised
Shareholders’ equity in accordance with Canadian GAAP	1,175,617	1,175,911
Adjustments relating to pre-operating costs, net of tax of $2,669 (2002 – $3,608)	(3,552)	(6,473)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	38,503	38,503
Programming costs imposed by regulatory requirement on business combination net of tax of $5,779 (2002 – $3,212)	(7,661)	(4,258)
Integration costs related to CanWest Publications net of tax of $936 (2002 - $827)	(1,663)	(1,470)
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	938	938
Adjustment from expensing intangible assets net of tax of $860	(1,465)	—
Pension valuation allowance net of tax of $285 (2002 - $339)	485	577
Adjustments to equity accounted affiliates net of tax of $1,955	(3,476)	—
Adjustment to reflect losses on interest rate and cross-currency swaps net of tax of $65,951 (2002 – $35,679)	(68,688)	(28,083)
Transition adjustment on interest rate swaps, net of tax of $1,451 (2002 - $1,383)	(2,230)	(2,348)
Unrealized gain (loss) on other investments net of tax of nil (2002 – nil)	16,834	49,529

Shareholders’ equity in accordance with U.S. GAAP	1,143,642	1,222,826

Other

The following amounts are included in accounts receivable:

	2003	2002
	$ 000	$ 000
Allowance for doubtful accounts	14,700	14,800

The following amounts are included in operating expenses:

	2003	2002
	$000	$000
Bad debt expense	6,366	5,700
Rent expense	20,545	17,300

The following amounts are included in accrued liabilities:

	2003	2002
	$000	$000
Accrued salaries	76,000	63,000

Amortization expense related to existing finite life intangibles will be $17.5 million per year to 2005, $8.8 million in 2006 and $1.5 million in 2007 and 2008.